Filed Pursuant to Rule 424(b)(5) Registration No. 333-111240-01

PROSPECTUS SUPPLEMENT

(To prospectus dated January 7, 2004)

13,000,000 Shares

COMMON STOCK

Premcor Inc. is offering 13,000,000 shares of its common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “PCO.” On April 20, 2004, the reported last sale price of our common stock on the New York Stock Exchange was $34.92 per share.

Concurrently with this offering, our subsidiary, The Premcor Refining Group Inc., or PRG, is offering by means of a separate prospectus supplement, $400 million aggregate principal amount of senior notes. Neither offering is contingent upon the other.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-11 of this prospectus supplement and on page 6 of the accompanying prospectus.

PRICE $34 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Premcor Inc.
Per Share	$34.00	$1.19	$32.81
Total	$442,000,000	$15,470,000	$426,530,000

We have granted the underwriters the right to purchase up to an additional 1,950,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on April 23, 2004.

Joint Book-Running Managers

MORGAN STANLEY             CREDIT SUISSE FIRST BOSTON

CITIGROUP	UBS INVESTMENT BANK

April 20, 2004

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and accompanying prospectus, including the documents that we incorporate by reference, contain both historical and forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in our periodic reports filed with the SEC. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements, including the factors described under the heading “Risk Factors,” and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus supplement are made only as of the date of this prospectus supplement and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

MARKET DATA

We obtained market and competitive position data including market forecasts used through this prospectus supplement and accompanying prospectus and incorporated by reference herein from market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and neither we nor the underwriters make any representation as to the accuracy of such information.

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to our business. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this common stock offering. Generally, when we refer to the prospectus, we are referring to both parts combined. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. It is not complete and may not contain all the information that you consider important. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents to which we have referred you in their entirety. As used in this prospectus supplement, the terms “Premcor,” “we,” “our,” or “us” refer to Premcor Inc. and its consolidated subsidiaries, taken as a whole, unless the context otherwise indicates. Premcor Inc. should be distinguished from its subsidiaries, including The Premcor Refining Group Inc. and Port Arthur Finance Corp., each of which has publicly traded debt outstanding.

Premcor Inc.

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, petroleum coke and other petroleum products in the United States. Our wholly owned subsidiary, The Premcor Refining Group Inc., or PRG, currently owns and operates three refineries, which are located in Port Arthur, Texas, Memphis, Tennessee, and Lima, Ohio, with a combined crude oil volume processing capacity, known as throughput capacity, of approximately 610,000 barrels per day or bpd. We sell petroleum products in the Midwest, the Gulf Coast, Eastern and Southeastern United States. We sell our products on an unbranded basis to approximately 1,200 distributors and chain retailers through our own product distribution system and an extensive third-party owned product distribution system, as well as in the spot market.

For the year ended December 31, 2003, highly refined products, known as light products, such as transportation fuels, petrochemical feedstocks and heating oil, accounted for approximately 93% of our total product volume. For the same period, high-value, premium product grades, such as high octane and reformulated gasoline, low-sulfur diesel and jet fuel, which are the most valuable types of light products, accounted for approximately 42% of our total product volume.

We source our crude oil on a global basis through a combination of long-term crude oil purchase contracts, short-term purchase contracts and spot market purchases. The long-term contracts provide us with a steady supply of crude oil, while the short-term contracts and spot market purchases provide us with flexibility in obtaining crude oil. Since all of our refineries have access, either directly or though pipeline connections, to deepwater terminals, we have the flexibility to purchase foreign crude oils via waterborne delivery or domestic crude oils via pipeline delivery. Our Port Arthur refinery, which possesses one of the world’s largest coking units, can process approximately 80% low cost, heavy sour crude oil, substantially all of which is crude oil from Mexico called Maya.

Delaware City Refinery Acquisition

On March 30, 2004, we executed an agreement with Motiva Enterprises LLC, or Motiva, to purchase its Delaware City refining assets located in Delaware City, Delaware. The purchase price is $800 million, plus the value of net working capital, currently estimated at $100 million, which we expect will be funded with available cash. We expect to finance the purchase of the refinery assets with approximately equal parts equity and debt, including the net proceeds from this offering and the proceeds from a $400 million offering of PRG’s senior notes. In addition, Motiva will be entitled to receive from us earn-out payments of $25 million per year up to a total of $75 million over a three-year period depending on the amount of crude oil processed at the refinery and the level of industry refining margins during that period, and a $25 million payment per year up to a total of $50 million over a two-year period depending on the achievement of certain performance criteria at the gasification facility.

The Delaware City refinery is a high-conversion heavy crude oil refinery with a rated crude oil throughput capacity of 180,000 bpd. Also included in the acquisition is a petroleum coke gasification unit, a cogeneration facility, crude oil and product tankage, and a truck-loading rack. Major process units include a crude unit, a fluid coking unit, a fluid catalytic cracking unit, a hydrocracking unit with a hydrogen plant, a continuous catalytic reformer, an alkylation unit, and several hydrotreating units. Primary products include regular and premium conventional and reformulated gasoline, low-sulfur diesel, and home heating oil. The refinery’s production is sold in the U.S. Northeast via pipeline, barge, and truck distribution. The refinery’s petroleum coke production is sold to third parties or gasified to fuel the cogeneration facility, which is designed to supply electricity and steam to the refinery as well as electricity for sale to third parties.

We expect the acquisition to be completed by the end of the second quarter of 2004, subject to our obtaining the necessary financing and the satisfaction of customary conditions. There is no assurance we will consummate the transaction.

Market Trends

We believe that the longer-term outlook for the United States refining industry is attractive due to certain significant trends that we have identified. We believe that:

•	The supply and demand fundamentals for refined petroleum products have improved since the late 1990s and will continue to improve. While the Department of Energy’s Energy Information Administration, or EIA, expects refining capacity growth to be nominal over the next two decades and utilization to remain high relative to historical levels, the EIA expects demand for petroleum products to continue to grow steadily at 1.6% per year over the next two decades. Of this projected growth, approximately 96% is expected to come from the increased consumption of light petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas. We believe that impending regulatory requirements will result in the rationalization of non-competitive refineries, further reducing refining supply.

•	Increasing worldwide supplies of lower cost sour and heavy sour crude oil will provide an increasing cost advantage to those refineries with complex configurations that are able to process these crude oils. Industry sources estimate that total worldwide heavy sour crude oil production will increase, which should result in a continuation of the downward price pressure on this type of crude oil relative to benchmark West Texas Intermediate crude oil, and that imports, primarily from Latin America and Canada, of sour and heavy sour crude oil are also expected to increase over the next several years.

•	Products meeting evolving fuel specifications will account for an increasing share of total fuel demand, which will benefit refiners possessing the capabilities to blend and process these fuels. According to industry sources, the demand for reformulated gasoline and the oxygenates used in its production is expected to increase over the next several years, while the trend toward banning MTBE as a blendstock in reformulated gasoline is expected to result in a reduction of the gasoline supply by 3% to 4%.

•	The continuing consolidation in the refining industry will create attractive opportunities to acquire competitive refining capacity. We believe that integrated oil companies may continue the trend of divesting refining assets rather than making costly investments to meet increasingly strict product specifications.

Competitive Strengths

We believe that we have the following strengths:

•	As a “pure-play” refiner, which is a refiner without crude oil exploration and production or retail sales operations, we are free to acquire the most attractive crude supply and to supply our products to markets having the greatest profit potential and to focus our management attention and capital expenditures solely on refining.

•	Our refineries are logistically well-located modern facilities of significant size and scope with access to a wide variety of crude oils and product distribution systems.

•	Our Port Arthur, Texas refinery and the Delaware City refinery we plan to acquire have significant heavy sour crude oil processing capacity, giving us a cost advantage over other refiners that are not able to process high volumes of these less expensive crude oils.

•	We have a long-term crude oil supply agreement with an affiliate of Petroleos Mexicanos, or PEMEX, the Mexican state oil company, that provides a stable and secure supply of heavy sour Maya crude oil to our Port Arthur refinery.

•	We have an experienced and committed management team led by Mr. Thomas D. O’Malley, a refining industry veteran with a proven track record of growing businesses and shareholder value through acquisitions.

Business Strategies

Our goal is to be a premier independent refiner and supplier of unbranded petroleum products in the United States and to be an industry leader in growing shareholder value. We intend to accomplish this goal, grow our business, enhance earnings and improve our return on capital by executing the following strategies:

•	Growing through timely and cost-effective acquisitions and by undertaking discretionary capital projects to improve, upgrade and potentially expand our refineries.

•	Continuing to promote excellence in safety and reliability at our operations.

•	Maintaining an organization in which employees are highly motivated to enhance earnings and improve return on capital.

Other Financing Transactions

Concurrently with this offering, our operating subsidiary, PRG, is offering $400 million aggregate principal amount of senior notes. This prospectus supplement shall not be deemed to be an offer to sell or a solicitation of an offer to buy the senior notes. Neither the offering made hereby nor the senior notes offering is contingent on the other or upon the closing of the Delaware City refinery acquisition.

On April 13, 2004, PRG completed a new $1 billion senior secured revolving credit facility, maturing in April 2009, to replace its existing $785 million credit facility. The facility will be used primarily to secure crude oil purchase obligations for our refinery operations and to provide for other working capital needs. The revolving credit facility allows for the issuance of letters of credit up to the lesser of $1 billion or the amount available under a defined borrowing base. The borrowing base includes, among other items, eligible cash and cash equivalents, eligible investments, eligible receivables, and eligible petroleum inventories. The revolving credit facility also allows for loans of up to $1 billion, subject to availability under the facility (which availability is reduced through usage of letters of credit), and allows for an overall increase in the principal amount of the facility of up to $250 million under certain circumstances. The revolving credit facility is secured by a lien on substantially all of PRG’s cash and cash equivalents, receivables, crude oil and refined product inventories and intellectual property. The collateral also includes the capital stock of Sabine River Holding Corp. and certain other subsidiaries and certain inventory of Port Arthur Coker Company L.P. PRG’s borrowings under this facility would bear interest at a rate based on the highest of three U.S. based rate formulas, or the Eurodollar rate plus a defined margin.

The covenants and conditions under the new credit agreement are generally less restrictive than the covenants contained in the agreement governing our terminated $785 million facility. The new credit agreement contains covenants and conditions that, among other things, limits dividends, indebtedness, liens, investments, restricted payments as defined, and the sale of assets and also provides for a cumulative cash flow test that must not be less than zero at certain times as specified in the agreement. However, we would be subject to more restrictive covenants in the event that we do not maintain certain availability or liquidity requirements as defined in the new credit agreement. PRG would have met these availability or liquidity requirements if the new credit facility had been in effect on March 31, 2004. Additionally, the new credit agreement includes a reduced bank fee structure, which could result in savings ranging from $4 million to $6 million annually.

* * * *

We are a Delaware corporation. Our principal executive offices are located at 1700 East Putnam Avenue, Suite 400, Old Greenwich, Connecticut 06870, and our telephone number is (203) 698-7500. Our website address is www.premcor.com. Information contained on our website is not incorporated by reference into this prospectus supplement and should not be considered to be a part of this prospectus supplement.

THE OFFERING

Common stock offered	13,000,000 shares

Common stock to be outstanding after this offering	87,119,694 shares

Over-allotment option	1,950,000 shares

Use of proceeds	We expect to receive net proceeds from the sale of shares of our common stock in this offering of approximately $426.0 million, or $490.0 million if the underwriters exercise their over-allotment option in full. We intend to contribute the net proceeds from this offering and the other financing transactions to PRG to finance the Delaware City refinery acquisition and for general corporate purposes.

Dividend policy	We do not expect to pay dividends on our shares of common stock for the foreseeable future.

New York Stock Exchange symbol	“PCO”

The number of shares of common stock to be outstanding after this offering is based on 74,119,694 shares outstanding as of December 31, 2003 and, unless we indicate otherwise, excludes:

•	5,114,171 shares issuable upon the exercise of stock options held by our directors, employees and former employees, which were outstanding as of December 31, 2003, with exercise prices ranging from $9.90 to $24.53 per share;

•	an additional 1,351,225 shares authorized and reserved for issuance to our directors or employees under our stock incentive plans and other agreements; and

•	1,950,000 shares that the underwriters have the option to purchase from us solely to cover over-allotments.

SUMMARY SELECTED FINANCIAL DATA

The following table presents summary selected financial and other data about us. The summary statement of earnings and cash flows data for the years ended December 31, 2003, 2002 and 2001 and the selected balance sheet data as of December 31, 2003 and 2002 are derived from our audited consolidated financial statements including the notes thereto incorporated by reference in this prospectus supplement. The selected statement of earnings and cash flow data for the years ended December 31, 2000 and 1999, and the selected balance sheet data as of December 31, 2001, 2000, and 1999 have been derived from our audited consolidated financial statements, including the notes thereto, which are not incorporated by reference in this prospectus supplement. The data below reflects the closure of our Blue Island refinery in January 2001, the closure of our Hartford refinery in September 2002 and the acquisition of our Memphis refinery in March 2003. This table should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and related notes incorporated by reference in this prospectus supplement.

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in millions, except per share data)
Statement of earnings data:
Net sales and operating revenues(1)	$8,803.9	$5,906.0	$5,985.0	$7,162.3	$4,245.7
Cost of sales(1)	7,719.2	5,235.0	4,818.9	6,423.1	3,825.0
Operating expenses	524.9	432.2	467.7	467.7	402.8
General and administrative expenses	67.1	51.8	63.3	53.0	51.5
Stock-based compensation	17.6	14.0	—	—	—
Depreciation and amortization(2)	106.2	88.9	91.9	71.8	63.1
Refinery restructuring and other charges	38.5	172.9	176.2	—	—
Inventory write-down (recovery) to market value	—	—	—	—	(105.8)

Operating income (loss)	330.4	(88.8)	367.0	146.7	9.1
Interest expense and finance income, net(3)	(115.1)	(101.8)	(139.5)	(82.2)	(91.5)
Gain (loss) on extinguishment of long-term debt(4)	(27.5)	(19.5)	8.7	—	—
Income tax (provision) benefit	(64.0)	81.3	(52.4)	25.8	12.0
Minority interest in subsidiary	—	1.7	(12.8)	(0.6)	1.4

Income (loss) from continuing operations	123.8	(127.1)	171.0	89.7	(69.0)
Discontinued operations, net of taxes(5)	(7.2)	—	(18.0)	—	32.6

Net income (loss)	116.6	(127.1)	153.0	89.7	(36.4)
Preferred stock dividends	—	(2.5)	(10.4)	(9.6)	(8.6)

Net income (loss) available to common stockholders	$116.6	$(129.6)	$142.6	$80.1	$(45.0)

Net income (loss) from continuing operations per share:
—basic	$1.70	$(2.65)	$5.05	$2.79	$(3.59)
—diluted	1.68	(2.65)	4.65	2.55	(3.59)
Weighted average number of common shares outstanding:
—basic	72.8	49.0	31.8	28.8	21.6
—diluted	73.6	49.0	34.5	31.5	21.6

Cash flow data:
Cash flows from operating activities	$182.4	$15.9	$439.2	$124.4	$85.5
Cash flows from investing activities	(710.3)	(144.5)	(152.9)	(375.3)	(321.3)
Cash flows from financing activities	787.2	(214.1)	(66.3)	234.8	393.9
Capital expenditures for property, plant and equipment	229.8	114.3	94.5	390.7	438.2
Capital expenditures for turnarounds	31.5	34.3	49.2	31.5	77.9
Refinery acquisition expenditures	476.0	—	—	—	—
Earn-out payment on refinery acquisition	14.2	—	—	—	—

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in millions, except per share data)
Key operating statistics:
Production (barrels per day in thousands)	532.6	438.2	463.4	477.3	460.5
Crude oil throughput (barrels per day in thousands)	501.3	412.8	439.7	468.0	451.7
Total crude oil throughput (millions of barrels)	183.0	150.7	160.5	171.3	164.9
Per barrel of crude oil throughput:
Gross margin	$5.93	$4.45	$7.27	$4.32	$2.55
Operating expenses	2.87	2.87	2.91	2.73	2.44

	As of December 31,
	2003	2002	2001	2000	1999
	(in millions)
Balance sheet data:
Cash, cash equivalents and short-term investments(6)	$499.2	$234.0	$542.6	$291.8	$307.6
Working capital	860.1	320.9	482.6	325.0	305.8
Total assets	3,715.3	2,323.0	2,509.8	2,469.1	1,984.1
Long-term debt	1,452.1	924.9	1,472.8	1,516.0	1,340.4
Exchangeable preferred stock	—	—	94.8	90.6	81.1
Stockholders’ equity	1,145.2	704.0	294.7	152.1	14.7

(1)	Cost of sales includes the net effect of the buying and selling of crude oil to supply our refineries. Operating revenue and cost of sales for 2002, 2001, 2000 and 1999 have been reclassified to conform to the fourth quarter 2003 application of EITF 03-11 Reporting Gains and Losses on Derivative Instruments That Are Subject to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes, effective as of January 1, 2003. The reclassification had no effect on previously reported operating income (loss) or net income (loss). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—2003 Compared to 2002” incorporated by reference in this prospectus supplement.
(2)	Amortization includes amortization of turnaround costs.
(3)	Interest expense and financing income, net, included amortization of debt issuance costs of $9.1 million, $12.3 million, $14.9 million, $12.4 million, and $7.9 million for the years ended December 31, 2003, 2002, 2001, 2000, and 1999, respectively. Interest expense and financing income, net, also included interest on all indebtedness, net of capitalized interest and interest income.
(4)	In 2002, we elected the early adoption of Statement of Financial Accounting Standard No. 145 and, accordingly, have included the gain (loss) on extinguishment of long-term debt in “Income (loss) from continuing operations” as opposed to as an extraordinary item, net of taxes, in our statement of operations. We have accordingly restated our statement of operations and statement of cash flows for 2001.
(5)	Discontinued operations is net of an income tax benefit of $4.4 million and $11.5 million for the years ended December 31, 2003 and 2001, respectively, and an income tax provision of $21.0 million for the year ended December 31, 1999.
(6)	Cash, cash equivalents, and short-term investments includes $66.6 million, $61.7 million, and $30.8 million of cash and cash equivalents restricted for debt service as of December 31, 2003, 2002, and 2001, respectively.

RISK FACTORS

An investment in our common stock involves risks. You should consider carefully, in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, the following risk factors and the risk factors contained in the accompanying prospectus before deciding to purchase any common stock.

Risks Related to the Delaware City Refinery Acquisition and Future Acquisitions

We may not realize the anticipated benefits of the Delaware City refinery acquisition.

Our estimates regarding the earnings, operating cash flow, capital expenditures and liabilities resulting from our acquisition of the Delaware City refinery may prove to be incorrect. In addition, we may not realize any synergies and we may not be successful in integrating the acquired assets into our existing business.

If we do not consummate the Delaware City refinery acquisition, we will not realize the anticipated benefits from the acquisition.

Although the information in this prospectus supplement assumes the consummation of the Delaware City refinery acquisition, the consummation is subject to the satisfaction of certain conditions precedent. Our failure to acquire the Delaware City refinery would result in our asset base being smaller than as described in this prospectus supplement. Accordingly, we would not realize the anticipated benefits we discuss in this prospectus supplement which are based on our completion of this acquisition. Additionally, if the Delaware City refinery acquisition is not consummated for any reason, we would retain broad discretion as to the use of the net proceeds of this offering and the senior notes offering and we might not be able to effectively deploy them.

We may be liable for significant environmental costs relating to the Delaware City refinery acquisition or future acquisitions.

In connection with acquisitions of refineries, we may become responsible for certain environmental clean-up liabilities or costs. The Delaware City refinery acquisition agreement provides that, subject to certain limitations, the seller shall indemnify us against certain environmental liabilities and costs to the extent related to, arising out of, resulting from, or occurring during the ownership, operation or use of the refinery assets prior to the closing. Conversely, we have agreed to indemnify the seller against environmental liabilities and costs to the extent related to, arising out of, resulting from, or occurring during the period of time after the closing. These indemnities are generally subject to a cap of $50 million, with the exception of certain matters, including outstanding consent orders involving, and ongoing cleanup projects at, the refinery, which are subject to an aggregate cap of $800 million. In addition, we have agreed to be generally responsible for costs relating to existing consent orders relating to the refinery. In particular, we have agreed to assume responsibility under an existing consent order which requires the installation of air pollution control technology to the refinery’s coker and fluid catalytic cracker by 2006. The seller estimates this project to cost approximately $175 million. There can be no assurances that the seller will satisfy its obligations under this agreement, or that significant liabilities will not arise with respect to the matters we have assumed or for which we are indemnifying the seller. In addition, we may agree to be responsible for these or other types of environmental liabilities in connection with future acquisitions. There can be no assurances that these environmental liabilities and/or costs or expenditures to comply with environmental laws will not have a material adverse effect on our current or future financial condition, results of operations and cash flow.

We may not be able to consummate future acquisitions or successfully integrate the Delaware City refinery or other future acquisitions into our business.

A substantial portion of our growth over the last several years has been attributed to acquisitions. A principal component of our strategy going forward is to continue to selectively acquire refining assets in order to increase cash flow and earnings. Our ability to do so will be dependent upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired assets and obtain financing to support our growth, and many other factors beyond our control. We may not be successful in implementing our acquisition strategy and, even if implemented, such strategy may not improve our operating results. In addition, the financing of future acquisitions may require us to incur additional indebtedness, which could limit our financial flexibility.

In connection with the Delaware City refinery acquisition or with future acquisitions, we may experience unforeseen operating difficulties as we integrate the acquired assets into our existing operations. These difficulties may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. The Delaware City refinery acquisition and any future acquisitions involve risks, including:

•	unexpected losses of key employees, customers and suppliers of the acquired operations;

•	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations;

•	challenges in managing the increased scope, geographic diversity and complexity of our operations; and

•	mitigating contingent and/or assumed liabilities.

Risks Related to this Offering

Our use of certain federal income tax attributes will be limited as a result of this offering because we will experience an ownership change as defined in the Internal Revenue Code.

As of December 31, 2003, our consolidated group had regular federal income tax net operating loss carryforwards of approximately $420 million and alternative minimum tax net operating loss carryforwards of approximately $192 million.

For federal income tax purposes, we will, as a result of this offering, experience a stock ownership change of more than 50%, determined over the preceding three-year period. Under federal tax law, the more than 50% stock ownership change will result in an annual limitation being placed on the amount of regular and alternative minimum tax net operating losses, and certain other losses and tax credits (collectively “tax attributes”) that may be utilized in any given year. Accordingly, depending upon the amount of the annual limitation, our ability to utilize our tax attributes could be affected in both timing and amount. For example, the annual limitation may cause the utilization of our tax attributes to be delayed or the tax attributes to expire unutilized. A delay in utilization of our tax attributes could cause us to pay taxes in a given year that we otherwise would not have to pay in that year, thereby adversely affecting our future cash flow, and the potential expiration of our tax attributes could cause us to record additional valuation allowance, thereby negatively affecting our future net income.

Our stock price may be volatile

The market price of our common stock has been in the past, and could be in the future, subject to significant fluctuations due to the following factors, some of which are beyond our control:

•	fluctuations in the market prices of crude oil, other feedstocks and refined products, which are beyond our control and may be volatile, such as announcements by OPEC members that they may reduce crude oil output in order to increase prices;

•	quarterly variations in our operating results such as those related to the summer and winter driving seasons and resulting demand for unleaded gasoline and heating oil;

•	operating results that vary from the expectations of securities analysts and investors;

•	operating results that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	future sales of our common stock, for example, when lock-up agreements expire 90 days following this offering; and

•	general domestic and international economic conditions.

If we or our existing stockholders sell additional shares of our common stock after this offering, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

All of the shares we are selling in this offering, plus any shares issued upon the underwriters’ exercise of their option to purchase additional common stock, will be freely tradable without restriction under the United States securities laws, unless purchased by our affiliates.

We, our directors and executive officers, and Blackstone Capital Partners III Merchant Banking Fund L.P. (Blackstone) and Occidental Petroleum Corporation (Occidental), our principal stockholders, owning an aggregate of 39,328,906 shares before this offering, have agreed not to offer or sell, directly or indirectly, any common stock without the permission of Morgan Stanley & Co. Incorporated for a period of 90 days from the date of this prospectus supplement, subject to certain exceptions. Sales of a substantial number of shares of our common stock following the expiration of this lock-up period could cause our stock price to fall. We continually evaluate potential refinery acquisitions. Any other significant acquisition may require us to issue shares of our common stock or securities linked to shares of our common stock to finance all or a portion of such acquisition.

THE ACQUISITION OF THE DELAWARE CITY REFINERY

Overview of the Acquisition

On March 30, 2004, we executed an agreement with Motiva Enterprises LLC, or Motiva, to purchase its Delaware City refining assets located in Delaware City, Delaware. The purchase price is $800 million, plus the value of net working capital which we expect will be funded with available cash. In addition, Motiva will be entitled to receive from us earn-out payments of $25 million per year up to a total of $75 million over a three-year period depending on the amount of crude oil processed at the refinery and the level of industry refining margins during that period, and a $25 million payment per year up to a total of $50 million over a two-year period depending on the achievement of certain performance criteria at the gasification facility.

The Delaware City refinery has a rated crude oil throughput capacity of 180,000 bpd. We expect to have an average crude oil run rate in the low to mid 170,000 bpd range. Also included in the acquisition is a 2,400 tons per day, or tpd, petroleum coke gasification unit, a 180 megawatt cogeneration facility, 8.5 million barrels of crude oil, intermediate and blendstock, and product tankage, and a 50,000 bpd truck-loading rack.

We intend to finance the acquisition with the proceeds from this offering, PRG’s senior notes offering and available cash. See “Use of Proceeds.”

Consummation of the acquisition is conditioned upon our securing the requisite financing. If we are unable to secure this financing and have notified Motiva of our inability to obtain such financing, we will be excused by Motiva of our obligation to purchase the Delaware City refining assets. Notification to Motiva must be accompanied by a notice from our lead investment banker regarding its opinion as to the dollar amount of equity financing available to us at such time and the terms and conditions under which such equity financing is available.

To the extent that the proceeds from this offering and PRG’s senior notes offering exceed $800 million in the aggregate, including any proceeds due to the purchase of shares by the underwriters pursuant to the over-allotment option, we may use the additional proceeds to fund the purchase of net working capital at closing or for general corporate purposes.

The Delaware City refinery acquisition agreement provides that, subject to certain limitations, the seller shall indemnify us against certain environmental liabilities and costs to the extent related to, arising out of, resulting from, or occurring during the ownership, operation or use of the refinery assets prior to the closing. Conversely, we have agreed to indemnify the seller against environmental liabilities and costs to the extent related to, arising out of, resulting from, or occurring during the period of time after the closing. These indemnities are generally subject to a cap of $50 million, with the exception of certain matters, including outstanding consent orders involving, and ongoing cleanup projects at, the refinery, which are subject to an aggregate cap of $800 million. In addition, we have agreed to be generally responsible for costs relating to existing consent orders relating to the refinery. In particular, we have agreed to assume responsibility under an existing consent order which requires the installation of air pollution control technology to the refinery’s coker and fluid catalytic cracker by 2006. The seller estimates this project to cost approximately $175 million.

Completion of the acquisition is also subject to the satisfaction of customary conditions, including regulatory approvals. The waiting period pursuant to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Delaware City refinery acquisition expired on March 8, 2004. The acquisition is expected to close in the second quarter of 2004. There is no assurance we will consummate the transaction.

Delaware City Refinery

The Delaware City refinery has the capacity to process 180,000 barrels of crude oil per day and is the only crude oil refinery in the state of Delaware. It is located 15 miles south of Wilmington, Delaware on approximately 4,000 acres along the Delaware River.

The Delaware City refinery began production in 1957 as part of the Tidewater Oil Company. In 1967, the Tidewater Oil Company merged into Getty Oil Company. The refinery became an important part of Texaco’s domestic refining portfolio when Texaco acquired Getty in 1984. The Delaware City refinery was part of Star Enterprise, a joint venture between Texaco and Saudi Refining from 1989 until 1998, when it became one of Motiva’s four refineries.

The Delaware City refinery is the only heavy coking refinery on the East Coast of the United States with coking capacity equal to 28% of crude capacity. Only one other East Coast refiner (Valero Paulsboro) is configured with a coker. A $400 million repowering project was constructed in 2001 to enable the refinery to produce electricity and steam from petroleum coke produced at the refinery. The gasifier associated with this project has two parallel trains with a nominal capacity of 1,300 tpd each, with a design capacity of 2,400 tpd.

Feedstocks.    The refinery can process a variety of heavy crude oils typically ranging from 15 to 32 API with sulfur content up to 4 wt.%, with the refinery normally being constrained by the sulfur limit of the fluid coking unit, or FCU. All crude is received by water with cargo size generally limited by draft to some 550,000 barrels. The typical refinery crude oil slate is about 50% Arabian and 50% Latin American, with the flexibility to capture spot opportunities.

The refinery has large conversion capacity with its 82,000 bpd fluid catalytic cracking unit, or FCCU, 47,000 bpd FCU and 20,000 bpd high pressure hydrocracking unit with vacuum distillation. An average of 15,000 bpd of cat-cracker feed is imported to fully load the FCCU. Hydrogen is provided via the refinery’s own steam methane reformer and continuous catalytic reformer. The refinery has two sulfur recovery units with 530 long tpd capacity. The following table sets forth capacity information regarding the refinery units.

Stream-Day Capacity for Refining Units

Unit Description	Units	Capacity (bpd)
Atmospheric Crude	1	180,000
Vacuum Distillation	1	102,000
Fluid Coking Unit (FCU)	1	47,000
Fluid Catalytic Cracking Unit (FCCU)	1	82,000
Continuous Catalytic Reformer (CCR)	1	43,000
Hydrocracking Unit	1	20,000
Alkylation (sulfuric)	2	12,000 total
Hydrotreating (5 trains + SHU)	6	140,000
Sulfur Recovery, LT/d	2	530 total
MTBE, product	1	2,500
TAME, product	1	2,600
Aromatic Solvent Extraction	1	15,000
Hydrogen (SMR), kSCF/d	1	40,000
Petroleum Coke Gasification (T/D)	2	2,400
GE Frame 6 Combustion Turbines (MW)	2	180
Steam Drive Turbo Generators (MW)	4	102

We will depreciate these assets in accordance with our policies related to property, plant and equipment, and the assets have estimated useful lives of approximately 25 to 30 years.

Product Offtake.    The Delaware City refinery produces about 60% motor gasoline, 35% distillates and 5% coke. Clean products are shipped via the local truck rack, pipeline and water. Conventional gasoline is shipped to markets in western Pennsylvania via the Shell pipeline to the Sun pipeline, which connects to the Laurel and

Buckeye pipelines. Reformulated gasoline is sold into region 1 (south – Delaware, Maryland, Virginia) and region 2 (north – New Jersey, Pennsylvania, New York) via pipeline and/or barge.

The refinery produces 100,000 bpd of motor gasoline, of which approximately 65% is reformulated gasoline. Premium gasoline production is about 35% of the total refined product pool. The refinery produces approximately 60,000 bpd of distillates roughly split between low sulfur diesel and home heating oil. Ultra low sulfur diesel production of up to 10,000 bpd can be produced from the hydrocracker. No aviation fuel is produced, but kerosene is produced on a spot opportunity basis.

Energy.    The seller recently constructed and is in the startup phase of a repowering project that includes two combined cycle combustion turbines with a maximum gross electrical output of 180 megawatts. This power production is sufficient to supply the refinery with all its electrical needs and could also sell electricity into the Pennsylvania—New Jersey—Maryland, or PJM, grid. The refinery also has four turbo generators that can produce 120 megawatts of electricity depending on steam production available from the refinery boilers.

Tankage Capacity.    The following table sets forth certain information regarding tank capacity at the Delaware City refinery:

	Capacity in barrels (in thousands)	Number of tanks
Crude Oil	2,072	12
Intermediates and Blendstock	4,790	63
Gasoline	956	12
Distillate	648	6
Other	59	16

Total	8,525	109

Employees.    The seller has indicated that the refinery employs approximately 650 employees, of whom approximately 60% are represented by a union. We have agreed to recognize and enter into a contract with the union and intend to offer employment to qualified union-represented personnel and intend to consider the non-union-represented employees as candidates for employment.

Impact of the Acquisition

We believe Delaware City refinery’s historical operating performance is not indicative of the results that can be expected under our ownership of the assets. Premcor expects to run the 180,000 bpd crude oil refinery in the low to mid 170,000 bpd range, which is greater than Motiva’s historical rates. The revenues and costs associated with this production level will also be significantly different as Motiva purchased crude oil and marketed refined products through its parent company relationships and contractual arrangements. We will establish new supply activities to purchase all crude oil and intermediate feedstocks for the refinery, and market products from the refinery in the wholesale and spot markets while developing our own customer base. In addition, the petroleum coke gasification unit of the refinery, which is designed to process 2,400 tpd of petroleum coke, has not been in full operation under Motiva. Motiva has only recently transitioned from the start-up phase into the operational phase for this unit during the fourth quarter of 2003 and is currently operating at approximately 450 tpd with no third party electricity sales. We intend to run this unit from 1,600 to 1,880 tpd and the refinery’s petroleum coke production will be gasified to fuel the cogeneration facility, which can supply electricity and steam to the refinery. There can be no assurances that the unit will operate at our intended rate, or at all, which could cause us to seek alternative energy sources. As a result of this and various other factors, we believe we have purchased an asset, rather than a business, from the seller. Accordingly, we are not providing historical or pro forma financial statements for this acquisition. We intend to optimize the refinery’s operations as part of our existing refining system.

We believe that our acquisition of the Delaware City refinery will benefit us in the following ways:

We believe the acquisition will be accretive to our earnings per share and will generate positive cash flow from operations.    The Delaware City refinery is capable of processing more than 180,000 bpd of crude oil, thus increasing our capacity base by approximately 30%. We intend to utilize the New York harbor reformulated gasoline 3/2/1, or NYH RFG 3/2/1, crack spread as a benchmark for the Delaware City refinery operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outlook” incorporated by reference in this prospectus supplement. Our ability to achieve these results depends on various factors, many of which are beyond our control, including market prices for refined products and crude oil, economic conditions, regulatory environment and unanticipated changes in the Delaware City refinery’s operations. There can be no assurances that we will achieve our expected results.

Motiva and its predecessors have invested $800 million in the Delaware City refining complex over the past five years.    Approximately $400 million has been spent for the petroleum coke gasification unit and cogeneration facility to convert low-value coke into electricity, steam, and commercial gases for refinery use. The gasification unit should reduce our reliance on natural gas. The remaining approximately $400 million was spent to complete the Tier II gasoline upgrade and other capital investments. The refinery is configured to meet current Tier II gasoline requirements and has demonstrated the capability to produce 10,000 bpd of ultra low sulfur diesel.

The acquisition should enhance and diversify our asset base.    The acquisition of the Delaware City refinery will give us a broader more diversified asset base and increase the number of our operating refineries from three to four and our combined crude oil throughput capacity from 610,000 bpd to 790,000 bpd. The acquisition provides us with a presence in the attractive PADD I market. The Delaware City refinery has a high clean product yield with excellent conversion capabilities and increases our ability to process low cost heavy sour and high acid crude oils.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock in this offering, after deducting underwriting discounts and commissions and our estimated expenses, will be approximately $426.0 million, or $490.0 million if the underwriters exercise their over-allotment option in full. We expect PRG to receive gross proceeds of $400.0 million from the separate issuance of its senior notes.

We intend to contribute the net proceeds from this equity offering to PRG to finance the Delaware City refinery acquisition or for general corporate purposes. However, neither the consummation of this offering nor the consummation of the senior notes offering is contingent on the other or on the completion of the Delaware City refinery acquisition. We will retain broad discretion as to the use of the net proceeds currently allocated to the Delaware City refinery acquisition if it is not completed.

Consummation of the acquisition of the Delaware City Refinery is conditioned upon our receiving adequate financing. If we do not consummate this offering or the senior notes offering, we will evaluate our financing alternatives to complete the Delaware City Refinery acquisition, including whether we will incur additional debt to finance the purchase price.

To the extent that the proceeds from this offering and PRG’s senior notes offering exceed $800 million in the aggregate, including due to the purchase of shares by the underwriters pursuant to the underwriters’ exercise of their over-allotment option, we may use the additional proceeds to fund the purchase of the Delaware City refinery net working capital or for general corporate purposes.

Pending the uses described above, we intend to invest the net proceeds in direct or guaranteed obligations of the United States, interest-bearing, investment-grade investments or certificates of deposit.

The following table sets forth the expected sources and uses of the gross proceeds of this offering and the debt offering:

Amount
(in millions)
Sources:
Gross proceeds from this offering (contributed to PRG)	$442.0
Gross proceeds from the PRG senior notes offering	400.0
Cash	120.0

Total sources	$962.0

Uses:
Purchase of Delaware City refinery and related assets	$800.0
Purchase of Delaware City refinery net working capital	100.0
General corporate purposes	42.0
Fees and expenses of financing transactions	20.0

Total uses	$962.0

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments, and capitalization as of December 31, 2003:

•	on an actual basis; and

•	on an as adjusted basis to reflect:

•	our receipt of the net proceeds from the sale of our common stock in this offering;

•	our receipt of the net proceeds from the senior notes offering; and

•	the use of the net proceeds from this offering and the senior notes offering as described under “Use of Proceeds.”

The table below should be read in conjunction with “Summary Selected Financial Data” in this prospectus supplement and “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those statements incorporated by reference in this prospectus supplement.

	As of December 31, 2003
	Actual	As Adjusted
	(in millions)
Cash, cash equivalents and short term investments(1)	$499.2	$421.2

Debt(2):
Port Arthur Finance Corp.:
12 1/2% Senior Secured Notes due 2009	$221.8	$221.8
The Premcor Refining Group Inc.:
9 1/4% Senior Notes due 2010	175.0	175.0
6 3/4% Senior Notes due 2011	210.0	210.0
6 1/8% Senior Notes due 2011 offered separately(3)	—	200.0
9 1/2% Senior Notes due 2013	350.0	350.0
6 3/4% Senior Notes due 2014 offered separately(3)	—	200.0
7 1/2% Senior Notes due 2015	300.0	300.0
7 3/4% Senior Subordinated Notes due 2012	175.0	175.0
Ohio Water Development Authority Environmental and Facilities Revenue Bonds	10.0	10.0
Obligations under capital leases	10.3	10.3

Total debt	1,452.1	1,852.1

Common stockholders’ equity:
Common Stock, $0.01 par value (74,119,694 shares issued and outstanding; 87,119,694 shares issued and outstanding, as adjusted)	0.7	0.9
Paid-in capital	1,186.8	1,612.6
Retained earnings (deficit)	(42.3)	(42.3)

Total common stockholders’ equity	1,145.2	1,571.2

Total capitalization	$2,597.3	$3,423.3

(1)	Includes $66.6 million of cash restricted for debt service.
(2)	On April 13, 2004, PRG completed a new $1 billion senior secured revolving credit facility, maturing in April 2009, to replace its existing $785 million credit facility. For more information regarding this new credit facility, please see “Summary—Other Financing Transactions” of this prospectus supplement. As of December 31, 2003, $602.1 million of the prior $785 million credit facility was utilized for the issuance of letters of credit primarily to secure purchases of crude oil. There were no direct borrowings under the prior credit facility as of December 31, 2003.
(3)	Guaranteed by Premcor Inc.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock began trading on the NYSE on April 30, 2002 under the symbol “PCO.” Before that date, no public market for our common stock existed. Set forth below are the high and low closing sales prices per share of our common stock as reported on the NYSE Composite Tape.

	High	Low
Fiscal Year 2002
Second Quarter (commencing April 30, 2002)	$28.25	$24.52
Third Quarter	24.95	15.65
Fourth Quarter	22.93	13.40

Fiscal Year 2003
First Quarter	$26.00	$19.28
Second Quarter	25.70	20.84
Third Quarter	24.50	21.30
Fourth Quarter	26.00	22.06

Fiscal Year 2004
First Quarter	$31.75	$25.55
Second Quarter (through April 20, 2004)	34.92	29.71

We do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings to finance the improvement and expansion of our business. In addition, our ability to pay dividends is effectively limited by the terms of the debt instruments of our subsidiaries, which significantly restrict their ability to pay dividends directly or indirectly to us. Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

General

The following summary describes the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local tax consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” individuals who are U.S. expatriates and corporations that accumulate earnings to avoid U.S. federal income tax. Those individuals or entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, all Non-U.S. Holders should consult their U.S. tax advisors regarding the appropriate documentation and certifications described below. The discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partner in a partnership holding the common stock should consult its own tax advisor. Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, a Non-U.S. Holder of common stock means a beneficial owner that is an individual or entity other than (1) a citizen or resident of the United States, (2) a corporation or partnership (or other entity properly classified as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust (A) that is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Dividends

Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates as if the Non-U.S. Holder were a U.S. resident. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of common stock who wishes to claim an exemption from, or reduction in, withholding under the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to provide us or their paying agent with an Internal Revenue Service Form W-8BEN (generally required for persons that are not partnerships or trusts) and satisfy certain certification requirements of applicable U.S. Treasury regulations. Where dividends are paid to a Non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may also be required to provide the certification.

A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business in the United States of the Non-U.S. Holder, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (2) such holder is an individual that holds the common stock as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (3) the company is or has been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock.

An individual Non-U.S. Holder described in clause (1) of the above paragraph will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates as if the individual were a U.S. resident. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses. If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates as if it were a U.S. corporation and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Our company believes it should not be and does not anticipate becoming a “U.S. real property holding corporation” for United States federal income tax purposes. However, if we are or become a U.S. real property holding corporation, then assuming the common stock is regularly traded on an established securities market, a Non-U.S. Holder who holds or held (at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock) more than 5% of the common stock will be subject to U.S. federal income tax on the disposition of the common stock.

U.S. Estate Tax

Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Our company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides if required by the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

Proceeds of a sale of common stock paid within the United States or through certain U.S. related financial intermediaries are subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge that the beneficial owner is a U.S. person), or the holder establishes another exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability if the required information is furnished to the IRS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	4,290,000
Credit Suisse First Boston LLC	3,705,000
Citigroup Global Markets Inc.	1,852,500
UBS Securities LLC	1,852,500
Banc of America Securities LLC	603,000
SunTrust Capital Markets, Inc.	163,500
Barclays Capital Inc.	124,600
Scotia Capital (USA) Inc.	124,600
Wells Fargo Securities, LLC	124,600
Petrie Parkman & Co.	46,600
BNY Capital Markets, Inc.	37,700
Credit Lyonnais Securities (USA) Inc.	37,700
Natexis Bleichroeder Inc.	37,700

Total	13,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.77 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We estimate that our out-of-pocket expenses for this offering will be approximately $0.5 million.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,950,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of the additional shares of common stock listed next to the name of all underwriters in the preceding table.

If the underwriters’ option is exercised in full, the total price to the public would be $508.3 million, the total underwriters’ discounts and commissions would be $17.8 million and the total net proceeds to us would be $490.0 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We, our directors and executive officers, and Blackstone and Occidental, owning an aggregate of 39,262,250 shares of our common stock, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, none of us will, during the period of 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or, in the case of our company, otherwise file a registration statement, other than a registration statement on Form S-8 covering shares of common stock subject to outstanding options or options to be issued under our stock option plans.

The restrictions described in this paragraph do not apply to:

•	the sale of shares of common stock to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing, however these shares of common stock may not be sold other than in accordance with the 90-day lock-up described above;

•	the issuance of common stock or the grant of an option to purchase common stock under our stock plans, however these shares of common stock may not be sold other than in accordance with the 90-day lock-up described above;

•	the issuance of common stock in connection with the acquisition of another company, if recipients of the common stock agree to be bound by the 90-day lock-up described above, and the filing of a registration statement with respect thereto; or

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

Certain of our executive officers and employees, including our Chairman and Chief Executive Officer, Mr. Thomas D. O’Malley, and our President and Chief Operating Officer, Mr. Henry M. Kuchta, have indicated their intention to purchase in this offering for investment purposes approximately 38,700 shares of our common stock in the aggregate at the public offering price.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is “covered” if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a “naked” short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions, or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

A prospectus in electronic format may be made available on the website maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead manager to underwriters that may make distributions on the same basis as other allocations.

From time to time, some of the underwriters and their affiliates have provided, and may continue to provide, investment banking and commercial banking services to us for fees and commissions that we believe are customary. For example, the representatives will act as underwriters in our concurrent senior notes offering. Additionally, affiliates of Morgan Stanley & Co. Incorporated and Credit Suisse First Boston LLC were participants in our prior $785 million credit facility, and affiliates of Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and UBS Securities LLC and certain other underwriters are participants in our current $1 billion credit facility.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

NASD Regulations

Maximum compensation will not exceed 8% of the gross offering proceeds. All post-effective amendments or prospectus supplements disclosing actual price and selling terms will be submitted to the NASD Corporate Financing Department at the same time they are filed with the SEC. The NASD Corporate Financing Department will be advised if, subsequent to the filing of the offering, any 5% or greater shareholder of the issuer is or becomes an affiliate or associated person of an NASD member participating in the distribution. All NASD members participating in the offering understand the requirements that have to be met in connection with SEC Rule 415 and Notice-to-Members 88-101.

LEGAL MATTERS

The validity of our common stock offered hereby and other legal matters will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York. The validity of our common stock offered hereby will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Premcor Inc. and The Premcor Refining Group Inc. for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which report on Premcor Inc. expresses an unqualified opinion and includes an explanatory paragraph relating to Premcor Inc.’s change in method of accounting for stock-based compensation issued to employees, and which report on PRG expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for stock-based compensation issued to employees and the restatement of the consolidated financial statements to give effect to the contribution of Sabine River Holding Corp. common stock owned by Premcor Inc. to PRG, which was accounted for in a manner similar to a pooling of interests), which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm, given upon their authority as experts in accounting and auditing.

PROSPECTUS

$1,200,000,000

PREMCOR INC.

Common Stock, Preferred Stock, Warrants, Stock Purchase Contracts, Units and Debt Securities

THE PREMCOR REFINING GROUP INC.

Debt Securities

guaranteed, to the extent described herein, by PREMCOR INC.

Premcor Inc. may offer and issue from time to time up to $700,000,000 of:

•	shares of common stock;

•	shares of preferred stock;

•	warrants;

•	stock purchase contracts;

•	units; and

•	one or more series of debt securities which may be either senior or subordinated.

Premcor Inc.’s common stock is traded on the New York Stock Exchange under the symbol “PCO”.

The Premcor Refining Group Inc., an indirect wholly-owned subsidiary of Premcor Inc., may offer and issue from time to time in one or more series unsecured non-convertible debt securities with an aggregate public offering price of up to $500,000,000. If any debt securities are rated below investment grade at the time of issuance, they will be fully and unconditionally guaranteed by Premcor Inc.

Premcor Inc. and The Premcor Refining Group Inc. will receive all of the proceeds from the sale of the securities. The total offering price of the securities offered to the public will be limited to $1,200,000,000.

The securities to be offered by us will be in amounts, at prices and on terms to be determined at the time of offering. When we sell a particular series of securities, we will prepare a prospectus supplement describing the offering and the terms of that series of securities.

Where necessary, the applicable prospectus supplement will contain information about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the securities covered by such prospectus supplement.

See “ Risk Factors” beginning at page 6 of this prospectus for a description of certain factors that you should consider before purchasing any securities.

We may offer the securities directly or through agents or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. We can sell the securities through agents, underwriters or dealers only with delivery of a prospectus supplement describing the method and terms of the offering of such securities. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

January 7, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration or continuous offering process. We may from time to time sell any combination of the securities offered in this prospectus in one or more offerings up to a total dollar amount of $1,200,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide you with a prospectus supplement containing specific information about the terms of the securities being offered. The prospectus supplement which contains specific information about the terms of the securities being offered may also include a discussion of certain U.S. federal income tax consequences and any risk factors or other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in the prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “we,” “us,” or similar references mean Premcor Inc. and its consolidated subsidiaries, taken as a whole, and all references to PRG mean The Premcor Refining Group Inc., an indirectly wholly owned subsidiary of Premcor Inc.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. You may inspect and copy any document that we file at the public reference rooms maintained by the SEC in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. Any documents we file may also be available at the SEC’s website at http://www.sec.gov. For a fee you can obtain the documents by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities that we have registered:

1.	Premcor Inc.’s and PRG’s Annual Report on Form 10-K for the year ended December 31, 2002.

2.	Premcor Inc.’s and PRG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

3.	Premcor Inc.’s and PRG’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

4.	Premcor Inc.’s and PRG’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

5.	Premcor Inc.’s and PRG’s Current Report on Form 8-K, dated November 5, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:

Investor Relations

Premcor Inc.

1700 East Putnam Avenue

Suite 400

Old Greenwich, Connecticut 06870

(203) 698-7500

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Do not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains both historical and forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in our periodic reports filed with the SEC. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements, including the factors described under the heading “Risk Factors,” and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

OUR BUSINESS

General

Premcor Inc., a Delaware corporation, was incorporated in April 1999. Premcor Inc. owns all of the outstanding capital stock of Premcor USA Inc., which owns all of the outstanding capital stock of The Premcor Refining Group Inc., or PRG, a Delaware corporation formed in 1989. PRG and its indirect subsidiary, Port Arthur Coker Company, L.P., or PACC, are our principal operating subsidiaries.

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, petroleum coke and other petroleum products in the United States. We currently own and operate three refineries, which are located in Port Arthur, Texas; Memphis, Tennessee; and Lima, Ohio, with a combined crude oil volume processing capacity, known as throughput capacity, of approximately 610,000 barrels per day, or bpd. We sell petroleum products in the Midwest, the Gulf Coast, Eastern and Southeastern United States. We sell our products on an unbranded basis to approximately 1,200 distributors and chain retailers through our own product distribution system and an extensive third-party owned product distribution system, as well as in the spot market.

For the twelve months ended September 30, 2003, highly refined products, known as light products, such as transportation fuels, petrochemical feedstocks and heating oil, accounted for approximately 92% of our total product volume. For the same period, high-value, premium product grades, such as high octane and reformulated gasoline, low sulfur diesel and jet fuel, which are the most valuable types of light products, accounted for approximately 42% of our total product volume.

We source our crude oil on a global basis through a combination of long-term crude oil purchase contracts, short-term purchase contracts and spot market purchases. The long-term contracts provide us with a steady supply of crude oil, while the short-term contracts and spot market purchases give us flexibility in obtaining crude oil. Since all of our refineries have access, either directly or though pipeline connections, to deepwater terminals, we have the flexibility to purchase foreign crude oils via waterborne delivery or domestic crude oils via pipeline delivery. Our Port Arthur refinery, which possesses one of the world’s largest coking units, can process 80% heavy sour crude oil. Approximately 80% of the crude oil supply to our Port Arthur refinery is lower cost heavy sour crude oil from Mexico, called Maya.

Our principal executive offices are located at 1700 East Putnam Avenue, Suite 400, Old Greenwich, Connecticut 06870, and our telephone number is (203) 698-7500.

RISK FACTORS

An investment in our securities involves risk. You should consider carefully, in addition to the other information contained in this prospectus, the following risk factors before deciding to invest in the securities.

Risks Related to our Business and our Industry

Volatile margins in the refining industry may negatively affect our future operating results and decrease our cash flow.

Our financial results are primarily affected by the relationship, or margin, between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire our feedstocks and the price at which we can ultimately sell refined products depend upon a variety of factors beyond our control. Historically, refining margins have been volatile, and they are likely to continue to be volatile in the future. For example, industry refining margins have decreased in the fourth quarter of 2003 as compared to the third quarter of 2003, while prices for natural gas, an important component of our refining cost structure, have been higher in 2003 as compared to historical prices. Future volatility may negatively affect our results of operations, since the margin between refined product prices and feedstock prices may decrease below the amount needed for us to generate net cash flow sufficient for our needs.

Specific factors, in no particular order, that may affect our refining margins include:

•	accidents, interruptions in transportation, inclement weather or other events that cause unscheduled shutdowns or otherwise adversely affect our plants, machinery, pipelines or equipment, or those of our suppliers or customers;

•	changes in the cost or availability to us of transportation for feedstocks and refined products;

•	failure to successfully implement our planned capital projects or to realize the benefits expected for those projects;

•	changes in fuel specifications required by environmental and other laws, particularly with respect to oxygenates and sulfur content;

•	rulings, judgments or settlements in litigation or other legal matters, including unexpected environmental remediation or compliance costs at our facilities in excess of any reserves, and claims of product liability or personal injury; and

•	aggregate refinery capacity in our industry to convert heavy sour crude oil into refined products.

Other factors that may affect our margins, as well as the margins in our industry in general, include, in no particular order:

•	domestic and worldwide refinery overcapacity or undercapacity;

•	aggregate demand for crude oil and refined products, which is influenced by factors such as weather patterns, including seasonal fluctuations, and demand for specific products such as jet fuel, which may themselves be influenced by acts of God, nature, power outages and acts of terrorism;

•	domestic and foreign supplies of crude oil and other feedstocks and domestic supply of refined products, including from imports;

•	price fluctuations between the time we enter into domestic crude oil purchase commitments and the time we actually process the crude oil into refined products (approximately one month) and the effect of any related hedging transactions;

•	the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain oil price and production controls;

•	political conditions in oil producing regions, including the Middle East, Africa and Latin America;

•	refining industry utilization rates;

•	pricing and other actions taken by competitors that impact the market;

•	price, availability and acceptance of alternative fuels;

•	adoption of or modifications to federal, state or foreign environmental, taxation and other laws and regulations;

•	price fluctuations in natural gas, as our refineries purchase and consume significant amounts of natural gas to fuel their operations; and

•	general economic conditions.

A significant interruption or casualty loss at any of our refineries could reduce our production, particularly if not fully covered by our insurance.

Our business currently consists of owning and operating three refineries. As a result, our operations could be subject to significant interruption if any of our refineries were to experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down or curtail production due to unforeseen events, such as acts of God, nature, power outages and acts of terrorism. Any such shutdown would reduce the production from that refinery. For example, our Port Arthur refinery is located in the Gulf Coast region of the United States, which is susceptible to seasonal hurricanes and other weather related problems. There is also risk of mechanical failure and equipment shutdowns both in general and following unforeseen events. Further, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refineries and, accordingly, are also subject to being shut down. In the event any of our refineries is forced to shut down for a significant period of time, it would have a material adverse effect on our earnings, our other results of operations and our financial condition as a whole. Furthermore, if any of the above events were not fully covered by our insurance, it could have a material adverse effect on our earnings, our other results of operations and our financial condition.

Disruption of our ability to obtain crude oil could reduce our margins and our other results of operations.

Although we have one long-term crude oil supply contract, the majority of our crude oil supply is acquired under short-term contractual arrangements or in the spot market. Our short-term crude oil supply contracts are terminable on one to three months’ notice. Further, a significant portion of our feedstock requirements is supplied from Latin America, Africa and the Middle East (including Iraq), and we are subject to the political, geographic and economic risks attendant to doing business with suppliers located in those regions, such as labor strikes and unilateral announcements by any of these sovereign nations that it will halt some or all oil exports for a specified period of time. In the event that one or more of our supply contracts is terminated, we may not be able to find alternative sources of supply. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our margins and our other results of operations could be materially adversely affected.

Our Port Arthur refinery is highly dependent upon a Petroleos Mexicanos, or PEMEX, affiliate for its supply of heavy sour crude oil, which could be interrupted by events beyond the control of PEMEX.

For the first nine months of 2003, we sourced approximately 80% of our Port Arthur refinery’s crude oil from P.M.I. Comercio Internacional, S.A. de C.V., or PMI, an affiliate of PEMEX. Therefore, a large proportion of our crude oil needs is influenced by the adequacy of PEMEX’s crude oil reserves, the estimates of which are not precise and are subject to revision at any time. In addition, in connection with our Port Arthur refinery expansion project, we will require additional heavy sour crude oil. We intend to seek an increase in our heavy sour crude oil supply agreement with the PEMEX affiliate and/or alternative supply sources to provide for our incremental requirements. There are no assurances that the PEMEX affiliate will agree to an increase in our crude oil supply agreement or that alternative sources can be obtained at terms as favorable as those negotiated with PEMEX’s affiliate. In the event that PEMEX’s affiliate were to terminate our crude oil supply agreement or default on its supply obligations, we would need to obtain heavy sour crude oil from another supplier and would lose the potential benefits of the coker gross margin support mechanism contained in the supply agreement. Alternative supplies of crude oil may not be available or may not be on terms as favorable as those negotiated with PEMEX’s affiliate. In addition, the processing of oil supplied by a third party may require changes to the configuration of our Port Arthur refinery, which could require significant unbudgeted capital expenditures.

Furthermore, the obligation of PEMEX’s affiliate to deliver heavy sour crude oil under the agreement may be delayed or excused by the occurrence of conditions and events beyond the reasonable control of PEMEX, such as:

•	extreme weather-related conditions;

•	production or operational difficulties and blockades;

•	embargoes or interruptions, declines or shortages of supply available for export from Mexico, including shortages due to increased domestic demand and other national or international political events; and

•	certain laws, changes in laws, decrees, directives or actions of the government of Mexico.

The government of Mexico may direct a reduction in our supply of crude oil, so long as that action is taken in common with proportionately equal supply reductions under its long-term crude oil supply agreements with other parties and the amount by which it reduces the quantity of crude oil to be sold to us shall first be applied to reduce quantities of crude oil scheduled for sale and delivery to our Port Arthur refinery under any other crude oil supply agreement with us or any of our affiliates. Mexico is not a member of OPEC, but in 1998 it agreed with the governments of Saudi Arabia and Venezuela to reduce Mexico’s exports of crude oil by 200,000 bpd. In March 1999, Mexico further agreed to cut exports of crude oil by an additional 125,000 bpd. As a consequence, during 1999, PEMEX reduced its supply of oil under some oil supply contracts by invoking an excuse clause based on governmental action similar to one contained in our long-term crude oil supply agreement. It is possible that PEMEX could reduce our supply of crude oil by similarly invoking the excuse provisions in the future.

Competitors who produce their own supply of feedstocks, have extensive retail outlets, make alternative fuels or have greater financial resources than we do may have a competitive advantage over us.

The refining industry is highly competitive with respect to both feedstock supply and refined product markets. We compete with numerous other companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. We do not have a retail business and therefore are dependent upon others for outlets for our refined products. We do not have any long-term arrangements for much of our production, and our contracts to supply jet fuel to Federal Express in Memphis will expire in 2004. Many of our competitors, however, obtain a significant portion of their feedstocks from company-owned production and have extensive retail outlets. Competitors that have their own production or extensive retail outlets, with brand-name recognition, are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. A number of our competitors also have materially greater financial and other resources than we possess. These competitors have a greater ability to bear the economic risks inherent in all phases of the refining industry. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers. If we are unable to compete effectively with these competitors, both within and outside of our industry, our financial condition and results of operations, as well as our business prospects, could be materially adversely affected.

Our substantial indebtedness may limit our financial flexibility.

Our substantial indebtedness has significantly affected our financial flexibility historically and may significantly affect our financial flexibility in the future. As of September 30, 2003, after giving effect to the November 12, 2003 offering of an aggregate $385 million in principal of PRG’s Senior Notes and Senior Subordinated Notes and the use of proceeds therefrom, we had total long-term debt, including current maturities, of $1,452.2 million and cash, short-term investments and cash restricted for debt service of $525.4 million. We had stockholders’ equity of $1,139.9 million, resulting in a total debt to total capitalization ratio of 56%. PRG, as of September 30, 2003, after giving effect to the November 12, 2003 offering of an aggregate $385 million in principal of its Senior Notes and Senior Subordinated Notes and the use of proceeds therefrom, had total long-term debt, including current maturities, of $1,441.8 million and cash, short-term investments and cash restricted for debt service of $472.4 million. PRG had stockholder’s equity of $1,021.0 million, resulting in a total debt to total capitalization ratio of 59%. We may also incur additional indebtedness in the future, although our ability to do so will be restricted by the terms of our existing indebtedness. We are currently evaluating several refinery acquisitions. Any significant acquisition would likely require us to incur additional indebtedness in order to finance all or a portion of such acquisition. The level of our indebtedness has several important consequences for our future operations, including that:

•	a significant portion of our cash flow from operations will be dedicated to the payment of principal of, and interest on, our indebtedness and will not be available for other purposes;

•	covenants contained in our existing debt arrangements require us to meet or maintain certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our industry, such as being able to take advantage of acquisition opportunities when they arise;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

•	we may be at a competitive disadvantage to those of our competitors that are less leveraged; and

•	we may be more vulnerable to adverse economic and industry conditions.

We have significant principal payments due under our debt instruments. As of September 30, 2003, after giving effect to the November 12, 2003 offering of an aggregate $385 million in principal of PRG’s Senior Notes and Senior Subordinated Notes and the use of proceeds therefrom, we are required to make the following principal payments on our long-term debt: $0.1 million in the remainder of 2003; $24.5 million in 2004; $36.6 million in 2005; $44.0 million in 2006; $41.3 million in 2007; and $1,305.7 million in the aggregate thereafter. These amounts include the required principal payments of PRG as follows: $24.2 million in 2004; $36.2 million in 2005; $43.6 million in 2006; $40.8 million in 2007; and $1,297.0 million in the aggregate thereafter.

Our subsidiaries’ ability to meet their principal obligations will be dependent upon our future performance, which in turn will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business may not continue to generate sufficient cash flow from operations to repay our substantial indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.

Restrictive covenants in PRG’s and its subsidiary’s debt instruments limit our ability to move funds and assets among our subsidiaries and may limit our ability to undertake certain types of transactions.

Various covenants in PRG’s and Port Arthur Finance Corp’s, PRG’s wholly-owned indirect subsidiary, debt instruments and other financing arrangements may restrict our and our subsidiaries’ financial flexibility in a number of ways. Our indebtedness subjects us to significant financial and other restrictive covenants, including restrictions on our ability to incur additional indebtedness, place liens upon assets, pay dividends or make certain other restricted payments and investments, consummate certain asset sales or asset swaps, enter into certain transactions with affiliates, make certain payments to Premcor Inc. or to other subsidiaries or affiliates, enter into sale and leaseback transactions, conduct businesses other than our current businesses, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. Some of these debt instruments also require our subsidiaries to satisfy or maintain certain financial condition tests. Our subsidiaries’ ability to meet these financial condition tests can be affected by events beyond our control and they may not meet such tests.

In addition, PRG’s credit agreement currently limits the amount of future additional indebtedness that may be incurred by PRG and its subsidiaries to $15 million. Accordingly, it may be necessary for us to obtain a waiver or amendment of our credit agreement to incur additional indebtedness in excess of the PRG credit agreement limitation. There is no assurance that such waiver or amendment can be obtained, or obtained on a timely basis.

Compliance with, and changes in, environmental laws could adversely affect our results of operations and our financial condition.

We are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention, remediation of contaminated sites and the characteristics and composition of gasoline and diesel fuels. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws and regulations and permits can often require expensive pollution control equipment or operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, permit revocations and/or facility shutdowns. Compliance with environmental laws and regulations significantly contributes to our operating costs. In addition, we have made and expect to make substantial capital expenditures on an ongoing basis to comply with environmental laws and regulations.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional unforeseen expenditures. These expenditures or costs for environmental compliance could have a material adverse effect on our financial condition, results of operations and cash flow. For example, the United States Environmental Protection Agency, or EPA, has promulgated new regulations under the federal Clean Air Act that establish stringent sulfur content specifications for gasoline and low-sulfur highway, or “on-road” diesel fuel designed to reduce air emissions from the use of these products.

In February 2000, the EPA promulgated the Tier 2 Motor Vehicle Emission Standards Final Rule for all passenger vehicles, establishing standards for sulfur content in gasoline. These regulations mandate that the average sulfur content of gasoline for highway use produced at any refinery not exceed 30 ppm during any calendar year by January 1, 2006, phasing in beginning on January 1, 2004. We currently expect to produce gasoline under the new sulfur standards at our Port Arthur refinery prior to January 1, 2004, and at our Memphis refinery in the second quarter of 2004. As a result of the corporate pool averaging provisions of the regulations and our possession of what we believe, based on current information, to be sufficient sulfur credits, we intend to defer a significant portion of the investment required for compliance at our Lima refinery until the end of 2005. We believe, based on current estimates, that our compliance with the new Tier 2 gasoline specifications will require us to make capital expenditures totaling approximately $310 million through 2005, of which $128 million has been incurred through September 30, 2003. This estimate reflects further refinement of our plans and in particular a more detailed plan for the newly acquired Memphis refinery. Future revisions to this cost estimate, and the estimated time during which costs are incurred, may be necessary. As of September 30, 2003, we have outstanding contract commitments of $135 million related to the design and construction activity at our refineries for Tier 2 compliance.

In January 2001, the EPA promulgated its on-road diesel regulations, which will require a 97% reduction in the sulfur content of diesel fuel sold for highway use by June 1, 2006, with full compliance by January 1, 2010. We estimate that capital expenditures required to comply with the on-road diesel standards at all three refineries in the aggregate through 2006 is approximately $330 million, of which $4 million has been incurred as of September 30, 2003. Future revisions to this cost estimate, and the estimated time during which costs are incurred, may be necessary. The projected investment is expected to be incurred during 2003 through 2006. The greatest concentration of spending will occur in 2005. Since the Lima refinery does not currently produce diesel fuel to on-road specifications, we are considering an acceleration of the low-sulfur diesel investment at the Lima refinery in order to capture this incremental product value. If the investment is accelerated, production of the low-sulfur fuel is possible by the fourth quarter of 2005.

In April 2002, the EPA promulgated regulations to implement Phase II of the petroleum refinery Maximum Achievable Control Technology rule under the federal Clean Air Act, referred to as MACT II, which regulates emissions of hazardous air pollutants from certain refinery units. We expect to invest approximately $26 million in the next two years related to these new regulations.

Environmental clean-up and remediation costs of our sites and environmental litigation could decrease our net cash flow, reduce our results of operations and impair our financial condition.

We are subject to liability for the investigation and clean-up of environmental contamination at each of the properties that we own or operate, properties we formerly owned or operated and off-site locations where we arranged for the disposal of hazardous substances. We are involved in several proceedings and have undertaken other projects relating to our liability for the investigation and clean-up of such sites. We may become involved in further litigation or other proceedings. If we were to be held responsible for damages in any existing or future litigation or proceedings, such costs may not be covered by insurance and may be material. For example, there is extensive contamination at our Port Arthur refinery site and contamination at our Lima refinery site. Chevron Products Company, the former owner of the Port Arthur refinery, has retained environmental remediation obligations regarding pre-closing contamination for all areas of the refinery except those under or within 100 feet of active processing units, and BP Exploration and Oil, Inc. and certain affiliates, the former owner of the Lima refinery, has retained liability for certain environmental costs relating to operations of, or associated with, the Lima refinery site prior to our acquisition of that facility. However, if either of these parties fails to satisfy its obligations for any reason, or if significant liabilities arise in the areas in which we assumed liability, we may become responsible for the remediation. In connection with the acquisition of our Memphis refinery from The Williams Companies, Inc., or Williams, we assumed responsibility for certain pending clean-up and compliance matters and Williams has agreed to indemnify us, subject to certain limitations, for any undisclosed or unknown environmental liabilities relating to periods prior to our ownership. In addition, Williams obtained, at its expense, a ten-year fully pre-paid $50 million environmental insurance policy covering unknown and undisclosed liabilities for the period of time prior to our acquisition. If the actual cost of our remediation activities for the Memphis refinery exceeds our estimates, or if additional liabilities not covered by the Williams indemnity arise, any such resulting liability could be significant. In addition, in May 2003, the State of Illinois filed a lawsuit against us and a prior owner of the Hartford refinery seeking recovery of removal costs and monetary penalties with regard to contamination in the village of Hartford, Illinois. If we are forced to assume liability for the cost of this remediation or other remediation relating to our current or former facilities, such liability could have a material adverse effect on our financial condition. As a result, in addition to making capital expenditures or incurring other costs to comply with environmental laws, we also may be liable for significant environmental litigation or remediation costs and other liabilities arising from the ownership or operation of these assets by prior owners, which could materially adversely affect our financial condition, results of operations and cash flow.

In addition, we are required to conduct environmental remediation at our closed Blue Island, Illinois and Hartford, Illinois refinery sites. Also, in connection with our sale of certain product terminals in 1999, we agreed to indemnify the purchasers for certain environmental matters relating to conditions existing during our ownership and operation of these assets. We maintain reserves for the estimated cost of remediation at the Blue

Island and Hartford refinery sites and former product terminal facilities. Clean-up costs may exceed our estimates, which could, in turn, have a material adverse effect on our financial condition, results of operations and cash flow.

We may also face liability arising from current or future claims alleging personal injury or property damage due to exposure to chemicals or other hazardous substances, such as asbestos, benzene, MTBE and petroleum hydrocarbons, at or from our facilities. We may also face liability for personal injury, property damage, natural resource damage or clean-up costs for the alleged migration of contamination or hazardous substances from our current or former properties. A significant increase in the number or success of these claims could materially adversely affect our financial condition, results of operations and cash flow.

We maintain reserves for environmental clean-up obligations at our former retail sites and we may assume significant lease obligations as a result of the bankruptcy filing of the purchaser of our former retail properties.

In 1999, we sold the majority of our former retail properties to Clark Retail Enterprises, Inc., or CRE, which, together with its parent company, Clark Retail Group, Inc. filed for Chapter 11 bankruptcy protection in October 2002. We remained jointly and severally liable for CRE’s obligations under approximately 150 retail leases that were assigned to CRE as part of the sale, including payment of rent and environmental cleanup responsibilities for releases of petroleum occurring during the term of the leases. In bankruptcy hearings throughout the first three quarters of 2003, CRE rejected, and we became primarily obligated for, approximately 36 of these leases. During the third quarter of 2003, CRE conducted an orderly sale of its remaining retail assets, including most of the leases and subleases previously assigned by us to CRE except those that were rejected by CRE. We recorded an after-tax charge of $0.4 million and $6.9 million for the three-month and nine-month periods ended September 30, 2003, respectively, representing the estimated net present value of our remaining liability under the 36 rejected leases, net of estimated sub-lease income, and other direct costs. The primary obligation under the non-rejected leases and subleases was transferred in the CRE sale process to various unrelated third parties; however, we will likely remain jointly and severally liable on the assigned leases and the remaining unassigned leases could be rejected. Total payments on leases and subleases upon which we will likely remain jointly and severally liable are currently estimated as follows: (in millions) for the remainder of 2003—$3, 2004—$10, 2005—$10, 2006—$10, 2007—$10, and in the aggregate thereafter—$65.

We maintain reserves for the estimated cost of environmental remediation of our former retail store sites. Certain of these reserves were established pursuant to an environmental indemnity agreement with CRE in connection with its 1999 purchase of our retail assets. The environmental indemnity obligation as it relates to the CRE retail properties was not extended to the buyers of CRE’s retail assets in its bankruptcy proceedings and, as a result, we intend to review our environmental reserves accordingly upon the final disposition of the bankruptcy proceedings.

We have additional capital needs for which our internally generated cash flow may not be adequate; we may have insufficient liquidity to meet those needs.

In addition to the capital expenditures we will make to comply with Tier 2 gasoline standards, on-road diesel regulations and MACT II regulations, we have additional short-term and long-term capital needs. Our short-term working capital needs are primarily crude oil purchase requirements, which fluctuate with the pricing and sourcing of crude oil. Our internally generated cash flow and availability under our working capital facilities may not be sufficient to meet these needs. We also have significant long-term needs for cash. We estimate that mandatory capital and turnaround expenditures, excluding the non-recurring capital expenditures required to comply with Tier 2 gasoline standards, on-road diesel regulations and MACT II regulations described above, will average approximately $130 million per year from 2004 through 2007. Our internally generated cash flow may not be sufficient to support such capital expenditures.

We may not be able to implement successfully our discretionary capital expenditure projects.

We could undertake a number of discretionary capital expenditure projects designed to increase the productivity and profitability of our refineries such as our Port Arthur refinery expansion project. Many factors beyond our control may prevent or hinder our undertaking of some or all of these projects, including compliance with or liability under environmental regulations, a downturn in refining margins, technical or mechanical problems, lack of availability of capital and other factors. Failure to successfully implement these profit-enhancing strategies may adversely affect our business prospects and competitive position in the industry.

A substantial portion of our workforce is unionized and we may face labor disruptions that would interfere with our refinery operations.

As of September 30, 2003, we employed approximately 1,740 people, approximately 57% of whom were covered by collective bargaining agreements. The collective bargaining agreement covering employees at our Port Arthur and Memphis refineries expire in January 2006 and the agreement covering employees at our Lima refinery expires in April 2006. Our relationships with the relevant unions at our current facilities have been good and we have never experienced a work stoppage as a result of labor disagreement. However, we cannot assure you that this situation will continue. A labor disturbance at any of our refineries could have a material adverse effect on that refinery’s operations.

We are controlled by a limited number of stockholders, and in the future there may be conflicts of interest between these stockholders and our other stockholders, who will have less ability to influence our business.

As of September 30, 2003, Blackstone Management Associates III L.L.C. and its affiliates and Occidental Petroleum own approximately 39% and 12%, respectively, of our outstanding common stock. As a result, each of these stockholders, individually or in conjunction with other stockholders, may be able to influence or control the election of our directors and influence or determine our corporate policies and business strategy, including the approval of potential mergers or acquisitions, asset sales and other significant corporate transactions. Each of these stockholders’ interests may not coincide with the interests of the other holders of our common stock.

Our federal income tax carryforward attributes could be substantially limited if we experience an ownership change as defined in the Internal Revenue Code.

Our consolidated group had federal income tax net operating loss carryforwards of approximately $478.5 million at December 31, 2002. Our net operating loss carryforwards will begin to terminate with the year ending December 31, 2011, to the extent they have not been used to reduce taxable income prior to such time. Our ability to use our net operating loss carryforwards to reduce taxable income and to utilize other losses and certain tax credits is dependent upon, among other things, our not experiencing an ownership change of more than 50% during any three-year testing period as defined in the Internal Revenue Code. We have had significant changes in the ownership of our common stock in the current three-year testing period. Accordingly, future changes, even slight changes, in the ownership of our common stock (including, among other things, the exercise of compensatory options) could result in an aggregate change in ownership of more than 50% as defined in the Internal Revenue Code, which could substantially limit the availability of our net operating loss carryforwards, other losses and tax credits.

Loss of key executives and failure to attract qualified management could limit our growth and negatively impact our operations.

We depend highly upon our senior management team. We will continue to require operations management personnel with refinery industry experience. We do not know the availability of such experienced management personnel or how much it may cost to attract and retain such personnel. The loss of the services of any member of senior management or the inability to hire experienced operations management personnel could materially adversely affect our operations and financial condition.

Risks Related to Future Acquisitions

We may not be able to consummate future acquisitions.

A substantial portion of our growth over the last several years has been attributed to acquisitions. A principal component of our strategy going forward is to continue to selectively acquire refining assets in order to increase cash flow and earnings. Our ability to do so will be dependent upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired businesses and obtain financing to support our growth and many other factors beyond our control. We may not be successful in implementing our acquisition strategy and, even if implemented, such strategy may not improve our operating results. In addition, the financing of future acquisitions may require us to incur additional indebtedness, which could limit our financial flexibility.

We may not be able to successfully integrate future acquisitions into our business.

In connection with future acquisitions, we may experience unforeseen operating difficulties as we integrate the acquired assets into our existing operations. These difficulties may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Any future acquisitions involve risks, including:

•	unexpected losses of key employees, customers and suppliers of the acquired operations;

•	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations;

•	challenges in managing the increased scope, geographic diversity and complexity of our operations; and

•	mitigating assumed and contingent liabilities.

Risks Related to the Offerings

Our stock price may be volatile.

The market price of our common stock has been in the past, and could be in the future, subject to significant fluctuations in response to factors such as those listed in “—Risks Related to our Business and our Industry—Volatile margins in the refining industry may negatively affect our future operating results and decrease our cash flow,” and the following, some of which are beyond our control:

•	fluctuations in the market prices of crude oil, other feedstocks and refined products, which are beyond our control and may be volatile, such as announcements by OPEC members that they may reduce crude oil output in order to increase prices;

•	quarterly variations in our operating results such as those related to the summer driving season and winter heating season and resulting demand for unleaded gasoline and heating oil;

•	operating results that vary from the expectations of securities analysts and investors;

•	operating results that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	general domestic and international economic conditions, particularly following the terrorist attacks of September 2001.

If we or our existing stockholders sell additional shares of our common stock, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We are also currently evaluating several refinery acquisitions. Any significant acquisition would likely require us to issue shares of our common stock or securities linked to shares of our common stock to finance all or a portion of such acquisition. Additionally, we have granted registration rights to certain of our stockholders pursuant to a registration rights agreement.

Our governing documents and applicable laws include provisions that may discourage a takeover attempt.

Provisions contained in our certificate of incorporation and by-laws and Delaware law could make it difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. For example, our certificate of incorporation precludes stockholders from taking action by consent, which inhibits stockholders’ ability to replace board members. Further, only the board of directors or our chairman of the board or chief executive officer may call special meetings of stockholders, which prevents stockholders from calling special meetings to vote on corporate actions. Stockholders who wish to nominate a director or present a matter for consideration at an annual meeting are required to give us notice of such proposal, which gives us time to respond. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.

The issuance of our preferred stock could adversely affect the rights of holders of our common stock and discourage transactions that might otherwise be in our best interests.

The issuance of our preferred stock could adversely affect the voting power, dividend rights and other rights of holders of our common stock. Issuance of our preferred stock could impede, delay, prevent or facilitate a merger, tender offer or change in our control. Although our board of directors is required to make a determination as to the best interests of our stockholders when issuing preferred stock, the board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in our best interests or in which stockholders might receive a premium for their shares over the then prevailing market price.

Our debt securities and guarantees are effectively subordinated to the existing and future liabilities of PRG and our other subsidiaries.

PRG and its subsidiaries are our primary operating subsidiaries. Our only significant assets are our equity interests in PRG and our other subsidiaries. We depend upon the receipt of distributions or other payments from PRG and our other subsidiaries to meet our financial obligations, including obligations under any of our debt securities or guarantees. Our subsidiaries are separate and distinct entities that have no obligation, contingent or otherwise, to pay any amounts due and owing under our indebtedness or to make any funds available to us, whether by dividends, loans or other payments, and they do not guarantee the payment of our corporate-level indebtedness. Accordingly, any of our debt securities and guarantees will be effectively subordinated to existing and future liabilities of our subsidiaries, including PRG, and holders of our debt securities and guarantees should look only to our assets for payments thereunder. At September 30, 2003, after giving effect to the November 2003 offering of an aggregate of $385 million in principal amount of its Senior Notes due 2011 and Senior Subordinated Notes due 2012 and the use of proceeds therefrom, PRG had $1,441.8 million of indebtedness outstanding.

PRG currently is a party to $760 million unsecured credit facility which contains financial and operational covenants and other restrictions which may limit PRG’s ability to make distributions to us. Although PRG presently is in compliance with the credit facility, we cannot assure you that it will continue to be in compliance or that it will be permitted to make distributions to us.

USE OF PROCEEDS

Unless otherwise set forth in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, which may include repaying existing indebtedness, financing acquisitions, making capital expenditures and providing working capital.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges and PRG’s ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2002	2003	1998	1999	2000	2001	2002
PRG	N/A	2.84	N/A	N/A	1.14	2.58	N/A
Premcor Inc.	N/A	2.80	N/A	N/A	N/A	2.22	N/A

The ratio of earnings to fixed charges is calculated by dividing earnings from continuing operations before income taxes and minority interest, as adjusted, by fixed charges. Earnings from continuing operations before income taxes and minority interest is adjusted to reflect only distributed earnings of investments accounted for under the equity method, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest on indebtedness, including amortization of discount and debt issuance costs and capitalized interest, and one-third of rental and lease expense, the approximate portion representing interest. For PRG, as a result of losses, earnings were insufficient to cover fixed charges by $51.3 million, $87.2 million and $193.0 million for the years ended December 31, 1998, 1999 and 2002, respectively, and $245.5 million for the nine months ended September 30, 2002.

For Premcor Inc., as a result of losses, earnings were insufficient to cover fixed charges by $77.8 million, $113.6 million, $6.6 million, and $216.2 million for the years ended December 31, 1998, 1999, 2000, and 2002, respectively, and $268.2 million for the nine months ended September 30, 2002.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the debt securities which may be issued by Premcor Inc. or PRG sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. Any particular terms of the debt securities offered by any prospectus supplement will be described in such prospectus supplement. Certain of the terms as referenced below will only apply to debt securities which may be issued either by Premcor Inc. or PRG.

Senior debt securities will be issued by PRG in one or more series under an indenture dated as of February 11, 2003. The indenture relating to senior debt securities is an exhibit to PRG’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-11392). A similar indenture will be used by Premcor Inc. for senior debt securities to be issued by it and will be filed in connection with an offering of such securities. Subordinated debt securities will be issued in one or more series pursuant to a supplemental indenture or under a separate indenture with the trustee, which will be filed in connection with any offering of such securities. You can inspect the indentures at the corporate trust office of the trustee or as described above under “Where You Can Find More Information.”

This section, along with the description in the applicable prospectus supplement, is a summary of the material provisions of the indentures and is not complete. It does not restate the indentures in their entirety. This section, and the description in the applicable prospectus supplement, is qualified in its entirety by the provisions of the indentures. We urge you to read the applicable indenture because it, and not these descriptions, define your rights as a holder of the debt securities. Whenever defined terms are used, but not defined in this prospectus, the terms have the meanings given them in the applicable indenture.

General

The indenture relating to senior debt securities provides that:

(a)	the debt securities may be issued without limit as to aggregate principal amount;

(b)	the debt securities may be issued in one or more series and at various times;

(c)	the debt securities, when issued, will be unsecured and will not rank below any other of our unsecured indebtedness; and

(d)	a series once issued may be reopened, without the consent of the holders of the debt securities of such series, for issuances of additional debt securities of the series.

The supplemental indenture or indenture relating to subordinated debt securities provides that:

(a)	the debt securities may be issued up to the aggregate principal amount authorized by us from time to time;

(b)	the debt securities may be issued in one or more series and at various times; and

(c)	the debt securities, when issued, will be subordinated to the rights of the senior debt securities, as described under “Subordination of Subordinated Debt Securities.”

If any debt securities issued by PRG are rated below investment grade at the time of issuance, such debt securities will be fully and unconditionally guaranteed by Premcor Inc. as to payment of principal, premium, if any, and interest.

Each applicable prospectus supplement will describe the terms of any debt securities we issue. The terms may include:

(a)	the title of the debt securities;

(b)	the aggregate principal amount of the debt securities and any limit on the aggregate principal amount;

(c)	the percentage of the principal amount at which the debt securities will be issued and, if other than 100% of the principal amount of the debt securities, the percentage of the principal at which the debt securities will be offered;

(d)	the date or dates on which the principal of the debt securities will be payable;

(e)	the rate or rates, which may be fixed or floating, at which the debt securities will bear interest, if any;

(f)	the date or dates from which any interest will accrue, the interest payment dates, the record dates for the interest payment dates and the person to whom the interest will be payable;

(g)	the place or places where payments may be made on the debt securities;

(h)	if applicable, the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities may be redeemed at our option;

(i)	the obligation, if any, of us to redeem, repay, or repurchase the debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of the debt securities, and the periods, prices, terms, and conditions of such redemption or purchase;

(j)	the events of default or covenants of the debt securities, to the extent different from or in addition to those described herein;

(k)	whether the debt securities will be issued in certificated and/or book-entry form;

(l)	whether the debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000, and any integral multiple thereof;

(m)	whether the debt securities offered will be senior or subordinated;

(n)	if applicable and with respect to Premcor Inc. only, the terms of any right to convert the debt securities into its common stock or other securities or property, including whether conversion is mandatory or at the option of the holder, and how the number of shares of common stock or other securities or property to be received will be calculated;

(o)	with respect to any obligation of ours to purchase the debt securities at the option of the holders, the requirements of Section 14(e) under the Exchange Act and any other applicable tender offer rules under the Exchange Act;

(p)	if other than U.S. dollars, the currency or currencies of principal and any premium and interest payments on the debt securities;

(q)	any index, formula or other method used to determine the amount of principal, premium and interest payments on the debt securities and the manner in which such amounts shall be determined;

(r)	with respect to any series of debt securities issued by PRG rated below investment grade at the time of issuance, the guarantees thereof by Premcor Inc.; and

(s)	any other terms or conditions of the debt securities not inconsistent with the provisions of the indenture upon which the debt securities will be offered.

Unless otherwise provided in the prospectus supplement relating to the offering of any debt securities, principal, premium and interest, if any, will be payable, and the debt securities will be transferable and exchangeable, at the office or offices or agency maintained by us for such purposes, provided that payment of interest on the debt securities will be paid at such place of payment by check mailed to the persons entitled thereto at the addresses of such persons appearing on the Security Register.

Debt securities may be exchanged for an equal aggregate principal amount of debt securities of the same series and date of maturity, upon surrender of the debt securities at an agency we maintain for such purpose and upon fulfillment of all other requirements of such agent. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Debt securities may bear interest at a fixed or a floating rate. We may issue debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate. If so, these will be sold at a discount below their stated principal amount. If material or applicable, the applicable prospectus supplement will describe any special United States federal income tax considerations applicable to these debt securities or to certain debt securities.

Pursuant to the indentures, we must file annually with the trustee a certificate as to compliance with all conditions and covenants contained in the indentures.

The indentures do not contain any provisions that would afford holders protection in the event of a highly leveraged or similar transaction involving us.

We refer you to the description of any additional covenants listed in the applicable prospectus supplement. Except as otherwise described in the applicable prospectus supplement, our board of directors or the trustee can waive, with respect to a series of debt securities, compliance with such covenants, only if the holders of a majority in principal amount of all outstanding debt securities of such series consent to the waiver. These covenants may also be modified to the extent that the defeasance and covenant defeasance provisions of the indenture apply to such series of debt securities. See “Modification and Amendment.”

Subordination of Subordinated Debt Securities

Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the subordinated debt securities:

(a)	the right to receive payment under the subordinated debt securities will be subordinate to the payment in full of all senior debt;

(b)	the holders of senior debt will receive payment in full of principal of (and premium, if any) and interest, if any, on such senior debt before the holders of the subordinated debt securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the subordinated debt securities upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring, or similar proceedings in connection with any insolvency or bankruptcy proceeding involving us;

(c)	in the event of liquidation or insolvency, our creditors who are not holders of senior debt or are holders of subordinated debt securities may recover less than holders of senior debt and may recover more than the holders of subordinated debt securities;

(d)	in the event of the acceleration of the maturity of any subordinated debt securities, the holders of all senior debt outstanding at the time of the acceleration will be entitled to receive payment in full of all amounts due before the holders of the subordinated debt securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the subordinated debt securities; and

(e)	payments on account of principal (or premium, if any) or interest, if any, on the subordinated debt securities may only be made if the following has not occurred or is not continuing:

•	a default in any payment with respect to senior debt,

•	an event of default with respect to any senior debt resulting in the acceleration of the maturity thereof, or

•	any judicial proceeding is pending with respect to any such default.

For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than our stock and certain of our subordinated securities) upon conversion of a subordinated debt security will be deemed to constitute payment on account of the principal of such subordinated debt security.

Senior debt means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us to the extent that such claim for post-petition interest is allowed in such proceeding), on indebtedness for borrowed money, whether incurred on or before the date of the subordinated indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the subordinated debt securities or to other indebtedness for borrowed money which is pari passu with, or subordinated to, the subordinated debt securities; provided, however, that senior debt shall not be deemed to include the subordinated debt securities.

The subordinated indenture or supplemental indenture permits the incurrence of additional senior debt, including indebtedness senior to the subordinated debt securities, which is subordinate to our other obligations. Senior debt securities, when issued, will constitute senior debt.

The prospectus supplement may describe additional provisions, if any, applicable to the subordination of the subordinated debt securities of a particular series.

Guarantees

Premcor Inc. will fully, unconditionally and irrevocably guarantee the due and punctual payment of principal of, premium, if any, and interest on any debt securities rated below investment grade at the time of issuance by PRG, and the due and punctual payment of any sinking fund payments thereon, when such payments become due and payable.

Global Securities

We may issue the debt securities of a series in the form of a global security (the “Global Security”). The Global Security will be deposited with, or on behalf of, Depository Trust Company, as depositary.

Upon the issuance of the Global Security, the depositary or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual debt securities represented by the Global Security to the accounts of persons that have accounts with such Depositary, the participants. Such accounts shall be designated by the underwriters, if any. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons who hold through participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Security.

So long as the depositary, or its nominee, is the registered owner of the Global Security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the Global Security for all purposes under the indentures. Except as provided below, only the depositary or its nominee may:

(a)	have any of the individual debt securities represented by the Global Security registered in its name,

(b)	receive or be entitled to receive physical delivery of any such debt securities in definitive form, and

(c)	be considered the owner or holder of such debt securities under the indentures.

Payments of principal of (and premium, if any) and interest, if any on individual debt securities represented by the Global Security registered in the name of the depositary or its nominee will be made to the depositary or its nominee as the registered owner of the Global Security. We, the trustee, any paying agent, or the securities registrar for the debt securities will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We have been advised by the depositary that, upon receipt of any payment of principal, premium or interest in respect of the Global Security, the depositary immediately will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the Global Security, as shown on the depositary’s records. Payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices. Such payments will be the responsibility of the participants.

If the depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue debt securities in definitive registered form in exchange for the Global Security. In addition, we may at any time and in our sole discretion determine to have no debt securities of a series represented by one or more Global Securities. If that is the case, we will issue debt securities in definitive registered form in exchange for the Global Security for such series. If we so specify, an owner of a beneficial interest in the Global Security may, on terms acceptable to us, the trustee and the depositary, receive debt securities in definitive registered form in exchange for such beneficial interests. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of debt securities in definitive registered form equal in principal amount to such beneficial interest which will be issued in denominations of $1,000 and integral multiples thereof, unless we specify otherwise.

Each person owning a beneficial interest in a Global Security for a series of debt securities must rely on the depositary’s procedures and, if such person is not a participant, on the participant’s procedures, to exercise any rights of a holder of securities under the indentures. The depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indentures. Under existing industry practices, if we request any action of holders or that an owner of a beneficial interest in the Global Security desires to give or take any action to which a holder is entitled to give or take under the indentures, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and the participants would then authorize beneficial owners owning through such participants to give or take such action or otherwise act upon the instructions of such beneficial owners.

The depositary has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Exchange Act. The depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The depositary’s participants include securities brokers and dealers (including the underwriters, if any), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or the representatives) own the depositary. Access to the depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant either directly or indirectly.

Merger, Consolidation, Sale or Conveyance

Under the senior notes indenture, we may not consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity unless:

(a)	the surviving entity is a domestic corporation which assumes all of our obligations under the notes and the indenture;

(b)	at the time of and immediately after such transaction, no default or Event of Default has occurred and is continuing; and

(c)	except with respect to a merger of Premcor Inc. with or into Premcor USA that does not result in a rating decline with respect to any debt securities, after giving pro forma effect to the transaction, we comply with the financial coverage ratios required by the indenture.

Limitation on Indebtedness

Under the senior notes indenture, we will not, directly or indirectly, incur any indebtedness other than the debt securities and currently outstanding obligations and certain other indebtedness permitted under the indenture, unless after giving effect to the incurrence of such indebtedness, we comply with the financial coverage ratios required by the indenture.

Notwithstanding the above, our subsidiaries may incur non-recourse debt, provided, however, that if any such indebtedness ceases to be non-recourse debt of a subsidiary, it shall be deemed to constitute an incurrence of indebtedness by our subsidiary.

Additional Covenants

Any applicable additional covenants concerning the debt securities will be described in the applicable prospectus supplement.

Events of Default, Notice and Waiver

The following events are “Events of Default” with respect to any series of debt securities issued under the indentures:

(a)	our failure to pay any interest on any debt security when due or within 30 days thereafter;

(b)	our failure to pay principal of (or premium, if any, on) any debt security when due;

(c)	our failure to observe or comply with any certain covenants restricting our ability to merge, consolidate and sell assets;

(d)	our breach of any of our other covenants or warranties in the indenture and such breach continues for a period of 30 days after written notice as provided in the indenture;

(e)	our failure to pay, at final maturity, in excess of $25 million in principal amount of any of our indebtedness, or acceleration of any of such indebtedness, in an aggregate principal amount in excess of $25 million;

(f)	the rendering of a final judgment or judgments (not subject to appeal and not covered by insurance) against us in an aggregate principal amount in excess of $50 million which remains unstayed, in effect and unpaid for a period of 60 consecutive days thereafter; and

(g)	certain events in bankruptcy, insolvency or reorganization affecting us or any of our Significant Subsidiaries which, in the case of an involuntary proceeding, remains unstayed and in effect for a period of 60 consecutive days.

Events of Default may be added or changed for the benefit of holders of certain series of debt securities. Any additions or changes will be described in the applicable prospectus supplement. Unless the default has been cured or waived, the trustee will notify the holders of debt securities within 60 days of such continuing default; provided, however, that the trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series if the trustee determines that such withholding is in the best interest of such holders.

If an Event of Default (other than as described in clause (g) above) with respect to any series of debt securities has occurred and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of (and accrued and unpaid interest on) all debt securities of that series immediately due and payable. This acceleration may be annulled under certain circumstances. If an Event of Default described in clause (g) above has occurred and is continuing, the principal amount of (and accrued and unpaid interest on) all debt securities of all series will be immediately due and payable, without any declaration or other act by the trustee or any holder.

Holders of a majority in principal amount of the outstanding debt securities of any series of debt securities then outstanding may waive:

(a)	any past default with respect to such series and its consequences, except a default in the payment of the principal of (or premium, if any) or interest on any debt security of such series; and

(b)	our compliance with certain covenants in the applicable indenture with respect to debt securities of such series.

If an Event of Default shall occur and be continuing, either the trustee or the holders of at least 25% of the principal amount of the outstanding debt securities of the affected series may accelerate the maturity of all of the debt securities of that series; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in principal amount of outstanding debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the indenture.

No holder of any debt securities will have any right to institute any proceeding with respect to the applicable indenture or for any remedy thereunder, unless such holder has previously given to the trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the affected series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the affected series a direction inconsistent with such request and has failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of debt securities for enforcement of payment of the principal of (and premium, if any) or interest on such note on or after the due date expressed in such note.

Subject to the provisions of the indentures relating to the duties of the trustee in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to such debt securities.

We will be required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indentures and as to any default in such performance.

Satisfaction and Discharge of Indentures

Any indenture will be discharged and will cease to be of further effect as to all debt securities issued thereunder, when:

(a)	either:

(1)	all debt securities that have been authenticated, except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the trustee for cancellation; or

(2)	all debt securities that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and we have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, in amounts sufficient to pay and discharge the entire indebtedness on such debt securities not delivered to the trustee for cancellation for principal, premium, and interest to the date of maturity or redemption;

(b)	we have paid or caused to be paid all sums payable by us under the indenture;

(c)	we have delivered an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied; and

(d)	the trustee has received such other documents and assurances as the trustee has reasonably requested.

Modification and Amendment

Any indenture may be supplemented, modified and amended with the consent of the holders of a majority in principal amount of all outstanding debt securities or series of outstanding debt securities which are affected by such modification or amendment. Only with the consent of each holder of any debt security affected, may an amendment or modification:

(a)	extend the stated maturity of the principal of the debt security;

(b)	reduce the principal amount of, or the rate or amount of interest on, or any premium payable upon redemption of, the debt security,

(c)	reduce the amount of original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of such debt security,

(d)	impair the right to institute suit for the enforcement of any payment on or with respect to the debt security;

(e)	with respect to subordinated debt, modify subordinated provisions in a manner adverse to subordinated debt holders.

Holders of a majority in principal amount of a series of outstanding debt securities may waive our compliance with certain covenants relating to any series of debt securities.

In certain prescribed instances, we and the trustee may execute supplemental indentures without the consent of any holder of debt securities, including establishing the form or terms of debt securities of any series.

Defeasance

We may, at our option and at any time, elect to have our obligations discharged with respect to the debt securities (“legal defeasance”). Legal defeasance with respect to the debt securities means that we will be discharged from any and all obligations in respect of the debt securities.

In addition, we may, at our option and at any time, elect to omit to comply with certain restrictive covenants, and that omission will not be deemed to be an Event of Default under the indenture and the debt securities issued (“covenant defeasance”). With respect to the covenant defeasance, the obligations under the indenture other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above will remain in full force and effect.

We may exercise our legal defeasance option or our covenant defeasance option with respect to the debt securities only if we have irrevocably deposited with the trustee, in trust, money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized accounting firm to pay the principal of and premium, if any, and each installment of interest, if any, on either series of outstanding debt securities.

The trust referred to above may be established only if, among other things:

(a)	with respect to legal defeasance, we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of counsel provides that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or

(b)	with respect to covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

(c)	no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default has occurred or is continuing;

(d)	we have delivered to the trustee an opinion of counsel to the effect that such deposit shall not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940; and

(e)	certain other customary conditions precedent are met.

No Conversion Rights

The debt securities issuable by PRG will not be convertible into or exchangeable or exercisable for any capital stock or equity interests.

Applicable Law

The debt securities and the indentures will be governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

The trustee may provide various commercial banking services to us from time to time. Upon the occurrence of an event of default or an event which, after notice of lapse of time or both, would become an event of default, or upon the occurrence of a default under any other indenture, the trustee may be deemed to have a conflicting interest with respect to the debt securities for purposes of the Trust Indenture Act of 1939 and, unless the trustee is able to eliminate any such conflicting interest, the trustee may be required to resign as trustee under either the subordinated or senior indenture. In that event, we would be required to appoint a successor trustee for such indentures.

DESCRIPTION OF PREFERRED STOCK

General

We are authorized to issue 5,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are issued or outstanding.

The statements below describing the preferred stock are in all respects subject to and qualified by reference to the applicable provisions of our certificate of incorporation and bylaws and any applicable certificate of designations designating terms of a series of preferred stock.

The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Issuance of preferred stock could impede, delay, prevent or facilitate a merger, tender offer or change in our control. Although our board of directors is required to make a determination as to the best interests of our stockholders when issuing preferred stock, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in our best interests or in which stockholders might receive a premium for their shares over the then prevailing market price. Our management believes that the availability of preferred stock will provide us with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

Terms

Subject to the limitations prescribed by our certificate of incorporation, our board of directors can fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the board of directors. When issued, the preferred stock will be fully paid and nonassessable by us. The preferred stock will have no preemptive rights.

Reference is made to the prospectus supplement relating to the preferred stock offered thereby for specific terms, including:

(1)	the title and stated value of the preferred stock;

(2)	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

(3)	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

(4)	the date from which dividends on the preferred stock shall accumulate, if applicable;

(5)	the procedures for any auction and remarketing, if any, for the preferred stock;

(6)	the provision for a sinking fund, if any, for the preferred stock;

(7)	the provision for redemption, if applicable, of the preferred stock;

(8)	any listing of the preferred stock on any securities exchange;

(9)	the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price (or manner of calculation thereof);

(10)	whether interests in the preferred stock will be represented by depositary shares;

(11)	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

(12)	a discussion of federal income tax considerations applicable to the preferred stock;

(13)	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

(14)	any limitations on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs.

Rank

Unless otherwise specified in the prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or our winding up, rank:

(1)	senior to all classes or series of our common stock;

(2)	senior to all equity securities ranking junior to the preferred stock;

(3)	equal with all equity securities issued by us, if the terms of such securities specifically provide for equal treatment; and

(4)	junior to all equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

The term “equity securities” excludes convertible debt securities.

Dividends

Holders of the preferred stock of each series will be entitled to receive, when and if declared by our Board of Directors, out of funds legally available for payment, cash dividends at rates, on the terms and on dates set forth in the applicable prospectus supplement. Dividends may be based on different rates, which may be fixed or variable. Each such dividend will be payable to holders of record as they appear on our share transfer books on the applicable record dates. Our Board of Directors will fix the record dates for dividend payments.

Redemption

If the applicable prospectus supplement so provides, the preferred stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then the holders of each series of preferred stock shall be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all dividends accrued and unpaid on such series of preferred stock. Preferred stockholders will receive these distributions before any distribution or payment shall be made to the holders of any common stock or any other class or series of our capital shares ranking junior to the preferred stock in the distribution of assets upon our liquidation, dissolution or winding up.

If liquidating distributions have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital shares ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their rights and preferences and in each case according to their number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute our liquidation, dissolution or winding up.

Voting Rights

Holders of the preferred stock will not have any voting rights, except as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

Conversion Rights

The applicable prospectus supplement will set forth the terms and conditions, if any, upon which any series of preferred stock is convertible into shares of our common stock. These terms will include:

•	the number of shares of common stock into which the shares of preferred stock are convertible;

•	the conversion price (or manner of calculation);

•	the conversion period;

•	whether conversion will be at the option of the holders of the preferred stock or us;

•	the events requiring an adjustment of the conversion price; and

•	provisions affecting conversion in the event of the redemption of such series of preferred stock.

Registrar and Transfer Agent

The applicable prospectus supplement will set forth the Registrar and Transfer Agent for the preferred stock.

DESCRIPTION OF COMMON STOCK

General

Our authorized capital stock includes 150,000,000 shares of common stock, $0.01 par value per share. At December 15, 2003, there were 74,116,860 shares of common stock outstanding.

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, voting together as one class, except that holders of common stock are not entitled to vote with respect to matters reserved, by law or agreements, solely to any other class of capital stock. The holders of common stock do not have cumulative voting rights in the election of directors.

Holders of common stock are entitled to receive dividends payable either in cash, in property or in shares, if, as and when declared by our board of directors, out of assets legally available for that purpose. Dividend payments are subject to preferential rights, if any, of the preferred stock. Upon our liquidation, dissolution or winding up, after payment or provision for the payment of our debts and other liabilities and of the preferential amounts, if any, to which the holders of preferred stock are entitled, the holders of all outstanding shares of common stock will be entitled to receive our remaining assets that will be distributed ratably in proportion to the numbers of shares held by each holder of common stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to shares of common stock.

Registrar and Transfer Agent

American Stock Transfer & Trust Company, New York, New York is the Registrar and Transfer Agent for the common stock.

DESCRIPTION OF WARRANTS

General

We may issue, together with other securities or separately, warrants to purchase our common stock or preferred stock. We will issue the warrants under warrant agreements to be entered into between us and a warrant agent, or as shall be set forth in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

•	the title of warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of the warrants;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with such security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants which may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

Pursuant to this prospectus we also may issue warrants to underwriters or agents as additional compensation in connection with a distribution of our securities.

Exercise of Warrants

Each warrant will entitle the holder thereof to purchase for cash the number of shares of preferred stock or common stock at the exercise price as will in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as set forth in the applicable prospectus supplement relating to those warrants. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

We may issue stock purchase contracts, which are contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of shares of our common stock at a future date or dates. The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula contained in the stock purchase contracts. We may issue stock purchase contracts in such amounts and in as many distinct series as we wish.

The prospectus supplement may contain, where applicable, the following information about the stock purchase contracts issued under it:

•	whether the stock purchase contracts obligate the holder to purchase or sell, or both purchase and sell, our common stock and the nature and amount of common stock, or the method of determining that amount;

•	whether the stock purchase contracts are to be prepaid or not;

•	whether the stock purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of our common stock;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the stock purchase contracts; and

•	whether the stock purchase contracts will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any stock purchase contracts. The preceding description and any description of stock purchase contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the stock purchase contract agreement and, if applicable, collateral arrangements and depository arrangements relating to such stock purchase contracts.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any units. The preceding description and any description of units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units.

PLAN OF DISTRIBUTION

We and PRG may sell any of the securities being offered hereby in any one or more of the following ways from time to time:

•	to or through underwriters;

•	through dealers or other designated agents; or

•	directly to purchasers.

We will name, in the applicable prospectus supplement, any underwriter or agent involved in the offer and sale of the securities.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Agents designated by us or PRG may solicit offers to purchase the securities from time to time. The prospectus supplement will name any such agent involved in the offer or sale of the securities and will set forth any commissions payable by us or PRG to such agent. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

If the securities are sold by means of an underwritten offering, we and/or PRG will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached. A prospectus supplement will be used by the underwriters to make resales of the securities to the public and will set forth the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any. If underwriters are utilized in the sale of the securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriter at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the securities, unless otherwise indicated in the prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all such securities if any are purchased.

If a dealer is utilized in the sale of the securities, we or PRG will sell such securities to the dealer as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. The prospectus supplement will set forth the name of the dealer and the terms of the transaction.

We or PRG may directly solicit offers to purchase the securities and may sell such securities directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The prospectus supplement will describe the terms of any such sales.

Agents, underwriters and dealers may be entitled under relevant agreements with us and/or PRG to indemnification by us and/or PRG against certain liabilities, including liabilities under the Securities Act, or to any contribution with respect to payments which such agents, underwriters and dealers may be required to make.

Each series of securities will be a new issue with no established trading market, other than the common stock which is listed on the New York Stock Exchange. Any common stock sold pursuant to a prospectus supplement will be listed on such exchange, subject to official notice of issuance. We and/or PRG may elect to list any of the securities on an exchange, but neither us nor PRG shall be obligated to do so. It is possible that one or more underwriters may make a market in a series of the securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the securities.

The securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms (“remarketing firms”), acting as principals for their own accounts or as agents for us or PRG. The prospectus supplement will identify any remarketing firm and will describe the terms of its agreement, if any, with us or PRG and its compensation. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the securities remarketed thereby. Under agreements which may be entered into with us, we and/or PRG may be required to provide indemnification or contribution to remarketing firms against certain civil liabilities, including liabilities under the Securities Act. Remarketing firms may also be customers of, engage in transactions with or perform services for us and our subsidiaries (including PRG) in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we or PRG may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase the securities from us or PRG, at the public offering prices set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date or dates. The applicable prospectus supplement will indicate the commission to be paid to underwriters, dealers and agents soliciting purchases of the securities pursuant to contracts accepted by us.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful.

Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, us and our subsidiaries (including PRG) in the ordinary course of business.

LEGAL MATTERS

Stroock & Stroock & Lavan LLP of New York, New York will opine upon the validity of the issuance of the securities offered hereby for us.

EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Annual Report on Form 10-K of Premcor Inc. and The Premcor Refining Group Inc. for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, (which report on Premcor Inc. expresses an unqualified opinion and includes an explanatory paragraph relating to the Premcor Inc.’s change in its method of accounting for stock based compensation issued to employees, and which report on The Premcor Refining Group, Inc. expresses an unqualified opinion and includes an explanatory paragraph relating to a change in its method of accounting for stock based compensation issued to employees and the restatement of the consolidated financial statements to give effect to the contribution of Sabine River Holding Corp. common stock owned by Premcor Inc. to The Premcor Refining Group, Inc., which was accounted for in a manner similar to a pooling of interests), which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm, given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the quarters ended March 31, 2003 and 2002, June 30, 2003 and 2002, and September 30, 2003 and 2003 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Quarterly Reports on Form 10-Q of Premcor Inc. and PRG for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.